ORDER NO. 06-082

ENTERED 02/24/06

BEFORE THE PUBLIC UTILITY COMMISSION

OF OREGON

UM 1209

In the Matter of MIDAMERICAN ENERGY HOLDINGS COMPANY Application for Authorization to Acquire Pacific Power & Light, dba PacifiCorp.	) ) ) ) ) ) )	ORDER

DISPOSITION: STIPULATION ADOPTED; APPLICATION APPROVED

On July 15, 2005, MidAmerican Energy Holdings Company (MEHC) filed an application to acquire Pacific Power & Light dba PacifiCorp (PacifiCorp) from ScottishPower.1 ORS 757.511 directs the Commission to investigate the Application and act on it within 19 business days. In its Application, MEHC waived the 19 business day requirement for approval, until February 28, 2006.

A prehearing conference was held on August 2, 2005, and additional telephone conferences were held throughout the docket. Public comment hearings were held in Portland, Bend, Klamath Falls, Medford, and Pendleton to provide information to the public and receive comments.

Nearly 30 parties intervened in this proceeding.2 The parties had the opportunity to provide oral comments to the Commissioners. Testimony was filed, and the parties also conducted extensive discovery. The Commission selected a moderator to facilitate settlement discussions, and those discussions were held on several occasions.

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1

Initially, the Application was made by both MEHC and PacifiCorp. PacifiCorp filed a letter to change its status from Applicant to party on August 2, 2005, and MEHC was listed as the sole Applicant. PacifiCorp often joined MEHC in its filings.

2

Renewable Northwest Project (RNP), the Utility Workers Union of America, the Natural Resources Defense Council (NRDC), Industrial Customers of Northwest Utilities (ICNU), Idaho Power Company, Portland General Electric Company (PGE), Portland Metropolitan Association of Building and Managers (BOMA), Multnomah County, the Pacific Coast Federation of Fishermen’s Associations (PCFFA), American Rivers, the Hoopa Valley Tribe, Karuk Tribe of California, Yurok Tribe, the International Brotherhood of Electrical Workers Union, Local 125, Oregon Department of Energy, Community Action Directors of Oregon and Oregon Energy Coordinators Association (CADO/OECA), Trout Unlimited, NW Energy Coalition, the City of Portland, the Oregon Housing and Community Services Department, the League of Oregon Cities, the Klamath Off-Water Project Water Users, Inc., the Public Power Council (PPC), Utility Reform Project (URP) and Nancy Newell, and Sherman County Court intervened in this case. The Citizens’ Utility Board of Oregon (CUB) filed its Notice of Intervention pursuant to ORS 774.180.

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On December 23, 2005, a Stipulation and accompanying testimony was filed by MEHC, PacifiCorp, Staff, CUB, ICNU, RNP, NRDC, CADO/OECA, the League of Oregon Cities, Sherman County, and PCFFA, along with a request that the period for comment be shortened. The request was granted. The Yurok Tribe and the Hoopa Valley Tribe both later joined the Stipulation. The Karuk Tribe submitted comments regarding the Stipulation. The evidentiary record was closed on January 19, 2006. The Stipulation, attached at Appendix A, is made part of this order, and is discussed below.3 In addition, an amended Application was filed on December 23, 2005, also listing Berkshire Hathaway, Inc. (Berkshire Hathaway) as an applicant, and incorporating the provisions of the Stipulation. On January 18, 2006, the Commission issued a bench request seeking additional information, and MEHC, PacifiCorp, the Hoopa Valley Tribe, CADO/OECA, Staff, ICNU, RNP and NRDC, CUB, PCFFA, the Yurok Tribe, and the League of Oregon Cities filed briefs in response to that request.

The Commission has examined the amended Application, the Stipulation, and the entire record in this case. For the reasons set forth in this order, we conclude that approval of the Application will serve PacifiCorp’s customers in the public interest and should be granted.

Evidentiary Record

Although no hearing was held in this case, motions were filed to admit testimony, accompanied by notarized affidavits swearing to the truth of the statements made in that testimony.4 The motions are granted, and the testimony is admitted into the record.5

After receipt of testimony by such a wide variety of parties criticizing the Application, the Commission found it difficult to discern the basis for the subsequent Stipulation and amended Application, which was supported by only conclusory testimony. The Commission requested that the parties that signed the Stipulation file additional briefs, “identifying the harms discussed in opening comments and testimony and the mitigating measures in the Stipulation that eliminate or reduce those harms,” as well as describing the additional benefits provided by the Application. This information,

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3

The Stipulation is comprised of several parts, including the list of Commitments, which they designate Exhibit 1, and is part of Appendix A, at pages 23-45, and the proposed holding company agreement, which they designate Appendix 1, and is part of Appendix A, at pages 46-57.

4

Motions were filed by Staff (Jan 18, 2006); MEHC and PacifiCorp (Jan 19, 2006); ICNU (Jan 19, 2006); RNP (Jan 20, 2006); CUB (Jan 25, 2006); CADO/OECA (Jan 27, 2006); and the League of Oregon Cities (Jan 27, 2006).

5

The following testimony is admitted: Joint Testimony in support of Stipulation; the League of Oregon Cities, testimony of Andrea Fogue; CADO/OECA/100-102; ICNU/100-104, ICNU/200-204; ICNU/ 300-301; CUB/100-123, CUB/200-203; RNP/NRDC/100, RNP exhibit 1; Staff/100-102, Staff/200-203, Staff/300-302, Staff/400-401, Staff/500-502, Staff/600-601; and PPL/100-101, PPL/200-201, PPL/300-317, PPL/400-409, PPL/500-505, PPL/600-601.

ORDER NO. 06-082

provided in briefs filed pursuant to the bench request, helped explain why those parties support the Stipulation and now argue that the Application meets the requirements of ORS 757.511. As CUB states, its brief “is intended to show how MidAmerican’s response to CUB’s concerns led to our determination that the net benefit standard of ORS 757.511 was met.” CUB brief, 2. While the Commission recognizes that each party will support a stipulation for its own reasons, it is essential that the parties provide an explanation of their decisions, particularly in light of apparently conflicting testimony already in the record. This is already required by OAR 860-014-0085(4), and greatly assists the Commission in making its decision whether a stipulation is in the public interest.

Legal Standard

We evaluate the Application, as supplemented by the Stipulation, under ORS 757.511(3), which provides, in part: “If the commission determines that approval of the application will serve the public utility’s customers in the public interest, the commission shall issue an order granting the application. * * * The applicant shall bear the burden of showing that granting the application is in the public interest.” In UM 1011, the Commission considered the meaning of the statute’s requirement that the application “serve the public utility’s customers in the public interest.” See Order No. 01-778. It resolved the meaning of the phrase to require a net benefit to the utility’s customers, as well as a finding that the proposed transaction will not impose a detriment on Oregon citizens as a whole. See id. at 11. To determine whether an application has met the standard, the Commission will not “reduce the net benefit standard to economic considerations as a matter of policy [but] will consider the total set of concerns presented by” the application. See id. Additionally, in this case, the Commission will measure the benefits by comparing the application and supplemental terms to “the continued prudent and well-managed operation of PacifiCorp, [which] under ScottishPower, has maintained PacifiCorp’s system; provides good customer service; and ready access to capital at relatively favorable rates.” See Staff/100, Conway/21.

Application and Stipulation

The amended Application, filed on December 23, 2005, sets forth the terms of the transaction. ScottishPower and PacifiCorp Holdings, Inc. (PHI), will sell all PacifiCorp common stock, held by PHI, to MEHC for a value of approximately $9.4 billion. That amount will be comprised of $5.1 billion in cash plus approximately $4.3 billion in net debt and preferred stock, which will remain outstanding at PacifiCorp.

MEHC has established a direct subsidiary, PPW Holdings LLC, which will receive an infusion of $5.1 billion raised from issuance of securities, but in any event guaranteed by funding from Berkshire Hathaway. PPW Holdings LLC will pay PHI $5.1 billion in cash at closing in exchange for 100 percent of the common stock of PacifiCorp, and will include transfer of the following subsidiaries: Centralia Mining Company, Energy West Mining Company, Glenrock Coal Company, Interwest Mining Company, Pacific Minerals, Inc., Bridger Coal Company, PacifiCorp Environmental Remediation

ORDER NO. 06-082

Company, PacifiCorp Future Generations, Inc., Canopy Botanicals, Inc., Canopy Botanicals, SRL, PacifiCorp Investment Management, Inc., and Trapper Mining Inc. Upon completion of the transaction, PacifiCorp will be an indirect wholly-owned subsidiary of MEHC, and MEHC and Berkshire Hathaway will become affiliated interests of PacifiCorp, as defined in ORS 757.015(1) and (2).

MEHC states that it is a long-term investor willing to make significant capital investments in PacifiCorp’s service territories to assure reliable electric service. MEHC claims that, because it is privately held and not subject to shareholder expectations of regular dividends and quick returns on investments, it will focus on providing substantial investments in a well-operated utility. MEHC also points to similarities between PacifiCorp and MidAmerican Energy Company (MEC), another MEHC subsidiary, as proof that MEHC will continue to operate PacifiCorp much as it operates today, with increased efficiencies and other improvements.

The amended Application is further supplemented by General Commitments, which are extended to all six states in PacifiCorp’s service territory, and Oregon Commitments,6 all of which are discussed in detail below.

Identity of Applicants

Under the final version of the Application, MEHC and Berkshire Hathaway are the applicants to purchase PacifiCorp from ScottishPower. Two individuals owning a significant amount of stock in MEHC, Warren E. Buffett and Walter Scott, Jr., have submitted affidavits swearing that they “will not exercise any control, directly or indirectly, on matters that pertain to PacifiCorp,” that they will recuse themselves from voting on matters concerning PacifiCorp activities or operations, and that any successors to their shares will also not have an influence over PacifiCorp. See Buffett Affidavit (attached as Appendix B), Scott Affidavit (attached as Appendix C).

Berkshire Hathaway is an applicant due to its ownership of more than 80 percent of MEHC, and the control and influence it will have over PacifiCorp as a result of its ownership of MEHC. Structurally, PacifiCorp will be a subsidiary of MEHC, and Berkshire Hathaway will not be involved in the management of PacifiCorp. As a consequence, only certain Commitments in the Stipulation apply to Berkshire Hathaway. In Oregon Commitment 5, Berkshire Hathaway acknowledges the Commitments made in the Stipulation by MEHC and PacifiCorp, and states that it will not interfere with satisfaction of those Commitments. Berkshire Hathaway will not guarantee performance of all Commitments, but will provide the Commission access to all books of account which pertain to transactions between PacifiCorp and its affiliates, in accordance with the policy of the Federal Energy Regulatory Commission (FERC), GC 4; make its employees and agents available to testify before the Commission, GC 5; and provide the Commission with unrestricted access to all written information provided by and to credit

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6	For citation purposes, Oregon Commitments will be noted as “O,” and General Commitments will be noted as “GC.”

ORDER NO. 06-082

rating agencies which pertains to MEHC’s subsidiaries to the extent such information may potentially impact PacifiCorp, GC 17. Further, in General Commitment 20, MEHC and PacifiCorp commit to not loan or transfer funds to Berkshire Hathaway, among others, or to assume any of Berkshire Hathaway’s obligations or liabilities as a guarantor.

Analysis and Conclusions

Several parties raised concerns about possible influence by Walter Scott, Jr., and Warren E. Buffett without conditions creating transparency around their actions related to PacifiCorp. In its testimony, CUB argued that application of ORS 757.511 would be undermined if some of the potential substantial holders of economic interest in PacifiCorp – including Berkshire Hathaway, Mr. Scott, and Mr. Buffett – were not required to file as applicants. CUB raised the specter of possible self-dealing among affiliates if there was not greater transparency of PacifiCorp related activity at Berkshire Hathaway. See CUB/201, Dittmer/16-17. Staff also argued that, under Oregon statute, Berkshire Hathaway, Mr. Buffett, and Mr. Scott, should be listed as applicants. See Staff/100, Conway/41-43.

In their final analysis, Staff and CUB state that they are satisfied with Berkshire Hathaway’s filing as an applicant under the amended Application, and the related Commitments regarding access to documents at Berkshire Hathaway. Further, they agree that Mr. Buffett and Mr. Scott need not file as applicants in light of their affidavits. See CUB brief, 7; Staff brief, 8.

The Karuk Tribe expresses the concern that the “affidavits do not go far enough,” and that Mr. Buffett and Mr. Scott may still exert influence over PacifiCorp. See Karuk comments, 3 (Jan 10, 2006). The Tribe states, “The honor system is meaningless without knowing something about the character of the affiants,” and argues that the Commission should have a way to enforce the agreement to not influence the utility. See id. The Commission has no evidence to call into question the character of Mr. Buffett and Mr. Scott, and notes that Oregon Commitment 1 provides a process for addressing violations of Commitments made in the Stipulation. Further, ORS 756.568 provides authority for the Commission to “rescind, suspend or amend any order,” which may be invoked if a serious violation is found.

Although Mr. Buffett and Mr. Scott may be considered affiliated interests under ORS 757.015(1), they are expressly not acquiring control or influence over PacifiCorp, as required for an applicant under ORS 757.511. The applicants who will assert control over PacifiCorp have agreed to Commitments related to access to documents and other information. Based on this information, we find that the Application sufficiently identifies the applicants who will control PacifiCorp.

ORDER NO. 06-082

Signatory-specific Provisions

Some of the provisions affect only the signatories of the Stipulation. MEHC and PacifiCorp agree to confer with parties regarding bills to be introduced in theOregon legislature, through December 31, 2011. See Stipulation, 7. MEHC will confer with signatories prior to announcement of an acquisition of an Oregon utility, if such an announcement is ever made, and make senior executives available to discuss regulatory and policy decisions. See id. at 7-8. MEHC and PacifiCorp also agree to work on additional service quality measures, specifically related to high tech companies, and to notify parties if they plan to change system operations that would adversely affect community renewable energy projects. See id. Finally, MEHC and PacifiCorp agree to support a five-year renewal of the Intervenor Funding Agreement. See id. at 7.

Financial Stability

The amended Application and Stipulation contain several provisions to maintain the financial stability of PacifiCorp. First, MEHC provided a template of the agreement that it will use to hold the stock of PacifiCorp as a “special purpose entity” fenced from other activities conducted by MEHC. See Appendix A, 46-55; see also GC 11, O 16. Additional protections are provided by the companies’ agreement to have PacifiCorp maintain its own corporate credit, long-term debt, and preferred stock ratings, separate from MEHC’s ratings. See GC 15. If PacifiCorp’s senior long-term debt declines within a year of approval of this transaction, and the reason for the downgrade stems from issues arising from the transaction, then PacifiCorp will make adjustments to assumed yield for any incremental debt, to mitigate the impact on ratepayers. See O 14.

Further restrictions apply to MEHC’s ability to draw dividends from PacifiCorp. The level of common equity capital in the consolidated capital structure of PPW Holdings LLC must be maintained at a certain level, beginning with 48.25 percent and declining over time to 44 percent. See GC 18(a), O 15. Additionally, no dividends will be taken if PacifiCorp’s unsecured debt is rated BBB- or lower by Standard & Poor’s or Fitch, or Baa3 or lower by Moody’s, as indicated by two of three rating agencies. See O 18. PPW Holdings LLC will have no debt after the close of the transaction, and the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below 35 percent of its Total Adjusted Capital. See GC 18(c), O 15(b). Also, MEHC will notify the Commission 30 days prior to PPW Holdings LLC issuing debt, and the Commission may amend this order to strengthen ring-fencing measures at that time. See O 15(c).

In addition, MEHC and PacifiCorp commit that they will not advocate for a higher cost of capital than would have prevailed absent MEHC ownership. See GC 21. Finally, MEHC states that it will obtain a non-consolidation opinion stating that PPW Holdings LLC and PacifiCorp will not get pulled into a bankruptcy proceeding if MEHC ever files for bankruptcy.7 See O 17.

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7

MEHC later clarified that it would obtain the opinion from Latham and Watkins; LeBoeuf, Lamb Greene & MacRae, LLP; or Wilke Farr & Gallagher LLP. Staff agreed that those firms were qualified to deliver such an opinion. See MEHC’s and PacifiCorp’s Response to Request for Additional Information re: Stipulation (Jan 30, 2006).

ORDER NO. 06-082

Analysis and Conclusions

The ring-fencing and credit support provisions mitigate many of the concerns raised by parties. In particular, in testimony, Staff raised the possibility that short term financial obligations could cause MEHC to put pressure on PacifiCorp to produce funds to meet those obligations. See Staff/100, Conway/25-26. In addition, Staff “outlined potential harms of the transaction related to debt or leverage at MEHC, its effect on PacifiCorp’s credit ratings and the resulting increase in PacifiCorp’s cost of debt. These concerns were increased due to a weaker credit rating at MEHC as compared to ScottishPower.” Staff brief, 4. In its brief, Staff states that the Commitments agreed to by MEHC and PacifiCorp “work to mitigate the potential financial harms that Staff identified in its opening testimony related to this transaction.” Id.

CUB supports the stringent ring-fencing provisions that ensure PacifiCorp is adequately capitalized and separated from the parent’s other business activities. Particularly, CUB cites MEHC’s commitment to the ring-fencing provisions used in the NNGC acquisition, maintenance of separate debt, and its agreement to keep within certain capital structure limits. CUB and Staff also support a new protection promised by MEHC, the agreement to not make any dividends from PacifiCorp if its unsecured debt rating fell to a certain rating, which would keep equity at PacifiCorp if its rating declined to that level. See Staff brief, 5. Staff argues that these measures will allow credit agencies to provide PacifiCorp a higher debt rating based on its stand-alone metrics, and limit any potential downgrade. See Staff brief, 4.

Additionally, MEHC has agreed to protect customers from possible harms stemming from this transaction, and, to that end, will exclude transaction costs from rates, not request a higher cost of capital due to the transaction, and not include the acquisition premium in rates. See CUB brief, 5. Moreover, MEHC’s agreement not to seek a higher cost of capital than there would have been absent MEHC’s ownership guards against such costs being passed on to ratepayers. In the unlikely event of a ratings downgrade, CUB and Staff both support MEHC’s commitment that there will be a mechanical reduction in the cost of debt if two or more rating agencies lower PacifiCorp’s senior long-term debt within 12 months of Commission approval of the transaction. See CUB brief, 5; Staff brief, 6. Further, Staff argues that the ring-fencing provisions will prevent PacifiCorp from being drawn into a MEHC bankruptcy, particularly evidenced by MEHC’s commitment to obtain a non-consolidation opinion and add any financial ring-fencing protections needed to obtain the opinion, which Staff does not believe PacifiCorp could obtain as it is currently configured. See Staff brief, 5.

ICNU supports the ring-fencing conditions as an improvement on those included in MEHC’s original Application. ICNU argues that they will “help to potentially mitigate the threats to PacifiCorp’s financial stability and reduce the possibility that MEHC may manipulate PacifiCorp’s common equity.” ICNU brief, 2.

ORDER NO. 06-082

These extensive Commitments should guard against excessive dividends, reduced equity in PacifiCorp, or ratings downgrades. If there are higher costs related to lower credit ratings, these Commitments ensure that ratepayers will not suffer through increased rates. We find that these Commitments will sufficiently protect PacifiCorp from financial degradation and ratepayers from any ill effects arising from a ratings downgrade attributable to the transaction.

Holding Company Issues

Access to Books and Records. MEHC and PacifiCorp agree to provide the Commission access to all books of account, as well as all affiliated interest records that relate to transactions between PacifiCorp and its affiliated interests or which are otherwise relevant to the business of PacifiCorp. Berkshire Hathaway will also provide such records. See GC 4. In addition, MEHC, PacifiCorp, and Berkshire Hathaway will provide the Commission with unrestricted access to the written information that the companies provide to credit rating agencies, as it relates to PacifiCorp. See GC 17.

Allocation of Costs Among Affiliates. MEHC and PacifiCorp plan on filing the Inter-company Administrative Services Agreement (IASA) with the Commission, to indicate how it will allocate costs among affiliates. See GC 13, O 3. Any amendments to the IASA must also be filed for Commission approval. See O 6. Additionally, MEHC and PacifiCorp pledge that there will not be loans or transfers of funds among subsidiaries without Commission approval or as set forth in the IASA. See GC 20.

Future Mergers. MEHC and PacifiCorp agreed to interpret ORS 757.480 to require Commission approval of any transaction which results in a merger of PacifiCorp with another public utility, whether or not that utility provides service in Oregon. See O 4. In addition, MEHC or PacifiCorp will notify the Commission subsequent to a public announcement of any acquisition of any business that represents five percent or more of MEHC’s capitalization, or change in control of PacifiCorp. See GC 12. Finally, MEHC stated that it has no current intention to acquire another public utility in Oregon, but, if that should change, MEHC will notify the signatories to the Stipulation prior to the public announcement, subject to a confidentiality agreement. See Stipulation, 7.

Analysis and Conclusions

In earlier comments, CUB expressed grave concerns about the Commission’s ability to regulate a utility owned by a large parent after the repeal of the Public Utility Holding Company Act (PUHCA). See CUB brief, 4. In support of its arguments, CUB submitted comments by Lynn Hargis, analyzing new difficulties in overseeing utilities without the protections that had been provided by PUHCA. See CUB comments, part II (Oct 14, 2005). In its final brief, CUB recommends the Commission consider those comments in its future proceedings. See CUB brief, 2. MEHC responded to CUB’s concerns by allowing access to documents at MEHC and Berkshire Hathaway, by seeking approval of its cost allocation method and any transfer of funds between PacifiCorp, MEHC, and Berkshire Hathaway, and by seeking approval of future mergers between PacifiCorp and any other utility.

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We appreciate CUB’s concerns about our ability to regulate utilities after the repeal of PUHCA, but we believe that our access to information under the Energy Policy Act of 2005, Public Law 109-58, sections 1261 through 1277, as well as our authority under ORS 757.495, provides the ability to thoroughly review the activities of utilities and their affiliates. In this case, we find that the transparency provided by access to books of account, documents related to affiliated interests, and information provided to credit ratings agencies, as well as the cost allocation method among affiliates will mitigate potential harm that could arise from self-dealing among PacifiCorp and its affiliates and results in no harm to ratepayers or Oregonians as a whole. In future applications, we will continue to carefully evaluate similar provisions to ensure continued transparency into the activities of regulated utilities and their affiliates.

Transmission and Resource Investments

As a key benefit to the transaction, MEHC proposed several transmission and resource investment projects. Specifically, MEHC and PacifiCorp proposed several projects which would “enhance reliability, facilitate the receipt of renewable resources or enable further system optimization:” upgrade of Path C, to be completed by 2010; construction of the Mona-Oquirrh project, to be completed by 2011; construction of the Walla Walla – Yakima project, or the Mid-C project, to be completed by 2010. See GC 34. In General Commitment 35, MEHC and PacifiCorp make additional pledges to bolster investments in specific programs to improve system reliability. The companies also made additional commitments regarding specific projects. MEHC and PacifiCorp commit to looking into building transmission facilities from the Jim Bridger generating facilities in Wyoming. See GC 53. Finally, in General Commitment 36, MEHC recognizes that in addressing PacifiCorp transmission constraints, not all proposed projects are necessarily appropriate at this time. MEHC assures the Commission that it will take a measured approach to embark on projects with a consensus of support among the states.

In addition, in Oregon Commitment 31, MEHC and PacifiCorp stated they will form a working group to analyze Integrated Gasification Combined Cycle (IGCC) technology in new coal-fueled generation. A broad range of topics to be discussed by the IGCC working group is also specified. See O 32. Further, in anticipation of new standards for emissions control, MEHC and PacifiCorp commit to install emissions control equipment at a projected cost of $812 million. See GC 43.

Analysis and Conclusions

While MEHC portrayed its commitment to infrastructure development as a benefit of the Application, many other parties expressed concern that not all of the proposed projects were necessary and could result in excessive revenue requirement increases, producing unnecessarily high customer rates. See, e.g., CUB/100, Jenks/18-22.

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The final Stipulation mitigates those concerns through “rate discipline measures” such as rate credits, as discussed below. See CUB brief, 4. Further, RNP and NRDC support MEHC’s commitment to form a working group on IGCC, which is related to reducing risks associated with climate change, and a working group on global warming. See O 31, GC 42(b). These will maintain PacifiCorp’s role as “an industry leader with respect to these issues.” See RNP/NRDC brief, 6.

Even after agreeing to the Stipulation, ICNU reiterates its concern “that Oregon ratepayers may be required to fund significant new transmission improvements that only benefit the Company’s eastern control area.” ICNU brief, 4. Staff also states that any proposed projects should be thoroughly reviewed by the Commission before inclusion in rates. See Staff brief, 3. In Joint Testimony, ICNU argues separately that PacifiCorp shareholders should bear the cost of transmission projects, and that ICNU does not agree that $812 million must be spent on emissions reduction equipment. See Joint/100, 26.

The proposed transmission projects and other improvements may provide a benefit to Oregon ratepayers or to Oregonians as a whole, but we cannot determine the extent of any such benefit based on the record in this case. These projects are more appropriately evaluated in an integrated resource plan (IRP) docket, where the needs of the utility and possible solutions can be methodically assessed, or a rate case, where the Commission can determine whether the costs incurred were prudent and should be passed on to ratepayers. In fact, the parties acknowledge that these provisions set out their positions for future dockets: “By executing this Stipulation, no party waives any right to assert such positions regarding the prudence, just and reasonable character, rate or ratemaking impact or treatment, or public interest as they deem appropriate pertaining to any Commitment.” Stipulation, ¶ 22. In addition, we note that PacifiCorp customers may pay for additional assets through increased rates. After considering these factors, and pending an evaluation in future proceedings, we find that Commitments relating to these projects provide no harm to ratepayers or Oregonians as a whole.

Renewable Resources and Energy Efficiency

MEHC stated that it would pursue additional opportunities for renewable energy resources. In addition, MEHC affirmed PacifiCorp’s preexisting commitment to acquire 1400 megawatts (MW) from renewable energy sources by 2015, not limited to wind energy resources. See GC 40. PacifiCorp will file a plan with the Commission to achieve the 1400 MW goal. See O 26. At least 100 MW in wind energy resources will be added within one year of the close of this transaction. See GC 40. Up to 400 MW of renewable resources will be added to PacifiCorp’s generation portfolio by December 31, 2007, including the Wolverine Creek (64.5 MW) and Cove Fort (42 MW) projects. See O 25.

Also, PacifiCorp will continue offering a Blue Sky tariff in all states, support SB 1149 through January 1, 2016, and support continued funding for the Energy Trust. See GC 23, O 19, O 33. MEHC will conduct a demand-side management (DSM) study, and will consult with advisory groups, including CADO/OECA, in defining the scope of the study. See GC 44, O 23.

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Community Renewable Energy (CRE) projects will be supported by MEHC and PacifiCorp using contracts executed under PURPA and its related regulations, or replacement procedures if PURPA is no longer in effect.8 See O 27. MEHC and PacifiCorp support the emerging CRE market, to the extent it is consistent with customer interests, and will consult CRE representatives on changes to system operations that would adversely affect CRE projects. See O 28.

Finally, MEHC commits to transferring stock ownership in the Intermountain Geothermal Company and the associated rights to the steam resources serving PacifiCorp’s Blundell geothermal plant to PacifiCorp. As part of the transaction, MEHC commits that customers will not be harmed from the contribution to PacifiCorp. Further, MEHC states that it will evaluate increasing the generation capacity of the plant by the amount determined to be cost-effective. See GC 51, 52.

Analysis and Conclusions

RNP and NRDC submitted a joint brief, which praise these Commitments as responsive to many of the concerns raised in testimony. In particular, RNP and NRDC emphasize the benefit of Oregon Commitment 25, which will provide 400 MW of new renewable resources by December 31, 2007, the expiration date of the federal Production Tax Credit. This Commitment will allow renewable energy to be obtained for ratepayers at a lower net cost. See RNP/NRDC brief, 4. RNP and NRDC also praise Oregon Commitment 26, in which PacifiCorp stated it would file a specific ten-year plan to achieve its goal of 1400 MW of renewable commitments it made in its IRPs. See id. at 4-5. Additionally, RNP and NRDC support MEHC’s offer of General Commitment 52, discussed above, which provides a specific source of an increased amount of renewable energy, at the Blundell geothermal facility. See id. at 5.

RNP and NRDC also back MEHC’s pledge of continued support for the three percent public purpose charge, which “provides a critical component of funding for new cost-effective conservation, above-market costs of new renewable energy resources, and new low-income weatherization.” See id. at 6. CUB is also in favor of continued support of the public purpose charge, and further commends the formation of the working groups and concrete steps to increase acquisition of renewable generation. See CUB brief, 6.

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8	PURPA refers to the Public Utility Regulatory Policies Act of 1978, Public Law 95-617.

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These provisions make PacifiCorp’s commitment to renewable energy more concrete and offer specific steps for improving the utility’s use of more environmentally sensitive resources.9 Consequently, we find that these Commitments provide an incremental benefit to ratepayers and Oregonians as a whole, and weigh in favor of our finding of a net benefit under ORS 757.511.

Acquisition Premium and Goodwill

At the conclusion of the transaction, the acquisition premium will be excluded from the utility accounts of PacifiCorp, and MEHC and PacifiCorp will not propose to recover that amount either through retail rates or in PacifiCorp’s results of operations. See O 13. MEHC and PacifiCorp reserve the right to reopen this issue if “a party in a proceeding before the Commission proposes an adjustment to PacifiCorp’s revenue requirement that MEHC and PacifiCorp assert violates the regulatory theory of the matching principle.” See id.

Analysis and Conclusions

Staff had concerns about the effect of the acquisition premium on PacifiCorp’s finances. See Staff/100, Conway/33-36; Staff/200, Dougherty/22-24. To make its point, Staff submitted its own testimony, accompanied by ICNU and CUB, as part of the Joint Testimony in support of the Stipulation. See Joint/100, 23. Staff explains that its concern is mitigated by Oregon Commitment 13, in which MEHC can request that the acquisition premium be put into rates under certain circumstances, and even then, the Commission is not obligated to allow it. See Staff brief, 9. Staff states that the strong probability that goodwill will not be included in rates was critical to its finding that the Application was in the public interest, therefore, it is highly unlikely that there will exist circumstances such that the order should be modified to allow the recovery of goodwill. As discussed in the joint testimony, benefits are expected and therefore cannot be used as a rationale to include goodwill in rates.

Staff brief, 9 (citing Joint/100, 24). This Commitment and accompanying testimony stake out the parties’ positions for future rate cases.

We are not concerned that the acquisition premium will cause financial degradation at PacifiCorp due to the extensive ring-fencing conditions. Further, we find that there will be no harm to ratepayers because we cannot foresee a situation in which

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9

We note that CUB, NRDC, and RNP submitted a separate joint brief expressing disappointment with their conclusion that “MidAmerican’s management is not yet prepared to acknowledge a need for reasonable mandatory federal limits on global warming pollution.” Joint Statement on Global Warming Issues, 2 (Feb 6, 2006). However, we note that these parties also submitted other briefs, discussed above, which support the Stipulation and MEHC’s Application, and urge the Commission to find the Application is in the public interest and should be approved under ORS 757.511.

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this Commission would include the acquisition premium in rates. It is a significant policy of this Commission to not include goodwill in rates. See, e.g., UM 967, Order No. 00-702, 5. Therefore, we find that there is no harm to ratepayers and Oregonians arising from Commitments related to the acquisition premium to be paid for PacifiCorp by MEHC.

Headquarters

PacifiCorp and MEHC commit that the corporate headquarters of PacifiCorp will remain in Oregon, and they will “maintain[] a balance of corporate and senior management positions between Oregon and Utah.” See O 2. The companies will file a plan for balancing these senior staff positions with the Commission by September 1, 2007. In any event, senior management located in Oregon will continue to make decisions related to Oregon-related issues, such as matters related to investment in and maintenance of the distribution network, outage response, and other issues. See O 2(b). Further, PacifiCorp commits to “having adequate staffing and representation in each state.” See GC 47.

Analysis and Conclusions

Staff and CUB raised issues related to relocation of the headquarters, currently located in Portland, Oregon. Staff states that its concerns are mitigated by PacifiCorp’s commitment to maintain adequate staffing in Oregon, a new commitment for the utility. See Staff brief, 9. CUB is also assured by MEHC’s commitment to keep the headquarters in Portland, and provide signatories to the Stipulation access to senior PacifiCorp executives to discuss policy matters. See CUB brief, 7.

MEHC committed to retain its headquarters in Portland, but did not make any specific commitments regarding the number of personnel or type of jobs that would remain in its headquarters. However, we find that MEHC’s commitment to maintain adequate staffing in Oregon and allow senior management in Oregon to make decisions related to certain activities that take place in Oregon mitigates any harm that may result from shifting personnel away from the Portland headquarters. Consequently, we find no harm to Oregon ratepayers and Oregonians as a whole as a result of the Commitments related to the location of PacifiCorp’s headquarters.

Costs related to hydroelectric facilities

MEHC and PacifiCorp agree that after the terms of a FERC license have been finalized, “PacifiCorp shall have the ability to fund implementation of all final license conditions.” O 29. That Commitment applies to, but is not limited to FERC licenses for the Klamath, Lewis River, and Prospect hydroelectric projects. In addition, MEHC and PacifiCorp commit to implementing three settlement agreements in other FERC proceedings, relating to the Condit, Lewis, and Powerdale hydroelectric projects. See O 30.

ORDER NO. 06-082

Analysis and Conclusions

The Yurok Tribe, Hoopa Valley Tribe, and PCFFA had argued that, although the Commission’s jurisdiction over PacifiCorp’s hydroelectric projects is limited, the Commission should consider MEHC’s role in pending FERC proceedings in evaluating whether MEHC’s Application meets the public interest test in ORS 757.511. See Hoopa Valley comments (Oct 14, 2005); Karuk Tribe comments (Oct 17, 2005). The tribes that signed the Stipulation argue that MEHC’s commitments resolve their concerns about PacifiCorp’s continued willingness to comply with its obligations stemming from the FERC relicensing proceedings. See Hoopa Valley brief, 2; Yurok Tribe brief, 3-4.

PCFFA acknowledges that Oregon Commitments 29 and 30 affirm existing obligations by PacifiCorp to comply with FERC licenses. However, the PCFFA goes a step further and argues that “there is an incremental additional public benefit in MEHC, as a new owner, additionally affirming these prior commitments as well by way of this commitment.” PCFFA brief, 2 (emphasis omitted). Moreover, PacifiCorp’s reaffirmation of its prior commitments also “provides an additional increment of public benefit that is significant.” Id. at 3.

The Karuk Tribe did not sign the Stipulation, but argued that MEHC should discuss “PacifiCorp’s future intentions with regard to continued operation of the hydro systems and intended allocation of future costs.” Karuk Tribe comments, 5 (Jan 10, 2006). First, the Tribe raised its concern about the “ecologically unsound impact this system has had on the Klamath Basin and elsewhere,” but segued into a discussion of whether the Applicants would be willing to fund the significant infrastructure costs associated with hydroelectric facilities. See id.

This proceeding involves an Application for a change in control of PacifiCorp, and, regarding relicensing of hydroelectric facilities, we are solely concerned with how the change in ownership will impact PacifiCorp’s ability to meet its responsibilities as determined by FERC. MEHC has committed that PacifiCorp will continue to be able to fund and comply with its legal obligations stemming from the FERC relicensing proceedings. We find that this results in no harm to ratepayers or Oregonians in this aspect of PacifiCorp’s activity.

Customer Service Benefits

MEHC and PacifiCorp affirm that they will continue the existing customer service guarantees and performance standards in each jurisdiction and will not propose modifications prior to March 31, 2008. See GC 1. After that time, the companies may seek modifications of the standards, and they reserve the right to seek to terminate the standards after 2011, subject to Commission approval, if required. See GC 45. Penalties for noncompliance shall be paid as designated by the Commission and excluded from results of operations. See GC 2.

ORDER NO. 06-082

MEHC and PacifiCorp also commit to ensuring that $400,000 per year is contributed for five years, beginning July 1, 2006, to low-income energy assistance programs. See O 22. The companies also acknowledge the current $10 million low-income bill payment assistance program and commit to opposing any reduction in that program. See O 20. Further, MEHC states that it will provide shareholder funding to create an arrearage management project for low-income customers, allowing for the differences among states. See O 21.

Analysis and Conclusions

As discussed earlier, CUB argued that MEHC’s initial Application displayed a lack of concern on the effect of investment on ratepayers, particularly low-income customers, but the Stipulation, especially the rate credits and the Commitment to a Request for Proposal (RFP) procedure that does not prefer ownership of facilities, eased CUB’s earlier concerns. CUB and CADO/OECA also praise MEHC’s Commitment to support low-income bill payment assistance and funding an arrearage management study. See CUB brief, 6; CADO/OECA brief, 8-9.

Staff notes that the existing service quality measures extend through 2014, pursuant to a stipulation in UE 147. See Staff/100, Conway/32. In addition, customer service guarantees currently only extend through 2008; the Stipulation extends the guarantees through 2011, with modifications.

The energy bill payment assistance Commitment provides a benefit to the most vulnerable ratepayers. We find that this benefit weighs in favor of our conclusion that the Application satisfies the public interest test under ORS 757.511.

Rate Credits

In Oregon Commitment 7, MEHC and PacifiCorp pledge $142.5 million in company-wide rate credits, to terminate on December 31, 2010, to be allocated according to the terms of Oregon Commitments 8 through 12:

•

Oregon Commitment 8 provides $10.8 million total, company-wide for offsetable rate credits to be attributed to non-fuel costs in the West Valley lease, approved by the Commission in Order No. 02-361 and included in rates as stipulated in Order No. 02-343.

•

Oregon Commitment 9 provides $1.5 million per year in company-wide rate credits to offset potential harm for increased management costs, currently shared with other PacifiCorp affiliates that are not being acquired by MEHC.

•

Oregon Commitment 10 provides $4.3 million per year in company-wide rate credits for creation or access to a company that can provide overhead line property insurance that PacifiCorp was receiving from Dornoch Risk International Limited, a ScottishPower affiliate. See UI 233, Order No. 04-737, Appendix A, 6 (staff report). This rate credit may be offset if costs related to a new insurance company are less than projected.

ORDER NO. 06-082

•

Oregon Commitment 11 provides $71.5 million per year in company-wide rate credits to mitigate harm from potentially increased administrative costs. To the extent these extra costs are not put in rates in the next rate case, the proposed rate credits will be offset.

•

Oregon Commitment 12 provides $6 million per year in company-wide rate credits against the administrative and general (A&G) costs, beyond the A&G level established in UE 170. This may be offset to the extent that MEHC reduces A&G expenses as shown in the next rate case.

Analysis and Conclusions

Staff raised specific concerns in testimony that PacifiCorp would pay increased costs due to changes in net cross charges and management fees under MEHC ownership. See Staff/200, Dougherty/2-18. Those concerns are mitigated by Oregon Commitments 9 and 11, which, according to Staff’s analysis, require:

a. Customers to be held harmless for increases in management fees, which were calculated by Staff at $1.5 million (total company).

b. Corporate allocations from MEHC to PacifiCorp included in PacifiCorp’s rates will be $7.3 million or less.

c. Customers to be held harmless for increases in costs resulting from PacifiCorp corporate costs previously billed to PPM Energy and other affiliates of PacifiCorp. Staff valued these costs at $7.9 million annually (total company).

d. If the above is not achieved, customers could receive rate credits up to $1.5 million (total company) for the management fee and $7.9 million (total company) annually for the costs previously incurred by affiliates.

Staff brief, 6-7. In addition, Staff’s concerns increased insurance costs due to the lack of access to ScottishPower’s insurance company, Dornoch Risk International Limited, were mitigated by Oregon Commitment 10. See id. at 7. We find that the cost reductions in Oregon Commitments 9 through 11 mitigate possible increases due to MEHC ownership, and ensure that there is no harm to ratepayers in these areas.

Further, MEHC agreed to specific cost reductions that would provide “a benefit that is not directly tied to any harm.” Staff brief, 9. Costs related to administrative and general expenses will be reduced, guaranteed, beyond the current level. See O 12. In addition, MEHC’s Commitment to reduce costs associated with the West Valley lease provide a new benefit to rate payers. See O 8; see generally Staff brief, 9-10. ICNU supports these rate credits, as long as there is Commission oversight to ensure that they are passed on to ratepayers. See ICNU brief, 3-4.

ORDER NO. 06-082

We acknowledge that, in Order No. 05-114, we found the rate credits to be of no direct benefit. However, in that case, the rate credits could be offset and their source was not identified. See Order No. 05-114, 29-30. If cost savings were achieved in any area of the utility’s business, whether or not attributable to the new owner, the rate credits would have been offset. See id. This case is more comparable to that in UM 918, ScottishPower’s acquisition of PacifiCorp. In that case, the applicant identified the source of the rate credits to demonstrate that it would provide efficiencies in those areas. See Order No. 99-616. Because the areas identified for rate credits were the areas in which the applicant stated it could achieve cost savings, the benefits would flow to customers either way, “assur[ing] that the claimed benefits of the merger will be flowed through to customers.” Id. at 13-14. Using a similar analysis here, we conclude that the cost reductions in Oregon Commitments 8 and 12 provide a direct benefit to ratepayers.

Conclusion

MidAmerican Energy Holdings Company, as a result of its acquisition of PacifiCorp, will exercise influence over PacifiCorp. PacifiCorp is a public utility subject to the jurisdiction of the Public Utility Commission of Oregon. After completion of the acquisition, an affiliated interest relationship will exist between PacifiCorp and MidAmerican Energy Holdings Company.

Many Commitments and testimony set the stage for arguments to be made in future proceedings, and we reserve judgment on the merits of those arguments until that time. Also, the potential harms identified by parties have been mitigated by Commitments agreed to in the Stipulation. The Stipulation provides additional benefits to ratepayers in the form of rate credits for administrative and general costs and for non-fuel cost savings related to the West Valley lease, as well as a strengthened commitment to renewable energy resources and low-income customers. Therefore, we conclude that approval of the Application for acquisition, as supplemented by the terms of the Stipulation, will provide a net benefit for PacifiCorp customers in Oregon and will not harm the public as a whole.

ORDER NO. 06-082

ORDER

IT IS ORDERED that:

1.	The Stipulation, attached at Appendix A, is adopted.
2.	The amended Application by MidAmerican Energy Holdings Company to acquire Pacific Power & Light, dba PacifiCorp, submitted on December 23, 2005, is approved.

Made, entered, and effective FEB 24 2006.

/s/ Lee Beyer	/s/ John Savage
Lee Beyer Chairman	John Savage Commissioner

/s/ Ray Baum
Ray Baum Commissioner

A party may request rehearing or reconsideration of this order pursuant to ORS 756.561. A request for rehearing or reconsideration must be filed with the Commission within 60 days of the date of service of this order. The request must comply with the requirements in OAR 860-014-0095. A copy of any such request must also be served on each party to the proceeding as provided by OAR 860-013-0070(2). A party may appeal this order by filing a petition for review with the Court of Appeals in compliance with ORS 183.480-183.484.

BEFORE THE PUBLIC UTILITY COMMISSION

OF OREGON

UM 1209

In the Matter of MIDAMERICAN ENERGY HOLDINGS COMPANY Application for Authorization to Acquire Pacific Power & Light, dbaPacifiCorp	STIPULATION

This Stipulation is entered into for the purpose of resolving all issues in this proceeding by and among the parties as set forth below.

PARTIES

1. The initial parties to this Stipulation (“Stipulation”) are MidAmerican Energy Holdings Company (“MEHC”), PacifiCorp, Staff of the Public Utility Commission of Oregon (“Staff”), the Citizens’ Utilities Board (“CUB”), the Industrial Customers of Northwest Utilities (“ICNU”), Renewable Northwest Project (“RNP”); Natural Resources Defense Council (“NRDC”); Community Action Directors of Oregon (“CADO”), Oregon Energy Coordinators Association (“OECA”), League of Oregon Cities; Sherman County; and Pacific Coast Federation of Fishermen’s Associations (“PCFFA”) (together “the Parties” and individually “Party”). This Stipulation will be made available to other parties to this docket, who may participate by signing and filing a copy of this Stipulation.

2. The Parties, by signing this Stipulation, acknowledge that the Applicants have satisfied the “net benefits” standard in Oregon pursuant to ORS 757.511 for approval of the Application, amended as provided for in this Stipulation, and that the Public Utility Commission of Oregon (the “Commission”) should issue an order approving the Stipulation and providing the approvals and declaratory rulings that the Applicants have requested in the Application.

Stipulation 1

3. The Parties agree to support Commission approval of the Application and this Stipulation. This Stipulation will be offered into the record of this proceeding as evidence pursuant to OAR 860-014-0085. The Parties agree to support this Stipulation throughout this proceeding and any appeal, provide witnesses to sponsor this Stipulation at the hearing and recommend that the Commission issue an order adopting the settlements contained herein. If any other party to this proceeding challenges this Stipulation, the Parties agree to cooperate in cross-examination and put on such a case as they deem appropriate to respond fully to the issues presented, which may include raising issues that are incorporated in the settlements embodied in this Stipulation.

BACKGROUND

4. On July 15, 2005, MEHC filed an Application with the Commission authorizing a proposed transaction (“Transaction”) whereby MEHC would acquire all of the outstanding common stock of PacifiCorp from ScottishPower and PacifiCorp would thereafter become an indirect wholly owned subsidiary of MEHC. On August 17, 2005, MEHC filed revisions to the Application to reflect the repeal of the Public Utility Holding Company Act by the Energy Policy Act of 2005. Concurrent with the filing of this Stipulation, MEHC will file an amended Application including Berkshire Hathaway Inc. (“Berkshire Hathaway”) as an applicant.

5. The Parties have reviewed the Application, the pre-filed testimony of the Parties, the amendments to the Application and MEHC’s and PacifiCorp’s responses to the extensive discovery requests submitted in this proceeding.

6. Since October 2005, the Parties have engaged in settlement discussions on the issues in this proceeding. The settlement discussions have been open to all parties to this Docket.

Stipulation 2

MODIFICATION

7. The Parties have negotiated this Stipulation as an integrated document. If the Commission rejects all or any material part of this Stipulation or imposes additional material conditions in approving the Application, any Party disadvantaged by such action shall have the right, upon written notice to the Commission and all Parties within 15 business days of the Commission’s order, to withdraw from this Stipulation, pursue their rights under OAR 860-014-0085 and/or seek reconsideration or appeal of the Commission’s order. However, prior to withdrawal, the Party shall engage in a good faith negotiation process with the other Parties. No Party withdrawing from this Stipulation, including MEHC and PacifiCorp, shall be bound to any position, commitment, or condition of this Stipulation.

EFFECTIVE DATE

8. Subject to Paragraph 9 of this Stipulation, the effective date of this Stipulation shall be the date of the closing of the Transaction.

9. The obligations of MEHC and PacifiCorp under this Stipulation are subject to the Commission’s approval of the Application in this docket on terms and conditions acceptable to MEHC and PacifiCorp, in their sole discretion, and the closing of the Transaction.

AGREEMENT

10. Concurrent with the filing of this Stipulation, MEHC will file an amended Application including Berkshire Hathaway as an applicant. The Application will also seek a declaration, based upon sworn statements that will be attached as exhibits, that neither Warren Buffett nor Walter Scott, Jr. (together, the “Shareholders”) are necessary applicants under ORS 757.511. The sworn statements of Warren Buffett and Walter Scott, Jr. will provide that neither will exercise any control, directly or indirectly, on matters that pertain to PacifiCorp (except for matters relating to PacifiCorp that are ministerial in nature). The sworn statements will also

Stipulation 3

provide that the Shareholders will recuse themselves from voting as MEHC or Berkshire Hathaway directors on MEHC or Berkshire Hathaway Board of Directors matters concerning PacifiCorp activities or operations. The sworn statements will also provide that the future transfer of the Shareholders’ shares will require an agreement by the transferee to abide by the limitations recited above, as applicable, regarding the power to exercise substantial influence over PacifiCorp if, to the Shareholders’ knowledge, the transferee would own 5% or more of the voting interests of MEHC or Berkshire Hathaway after such transfer.. By the foregoing, the Shareholders, PacifiCorp, MEHC and Berkshire Hathaway do not concede that such transferees are affiliated interests as defined by ORS 757.015(1)-(3).

11. Parties have reviewed final drafts of the amended Application and the Shareholders’ sworn statements for the last five (5) business days preceding this filing, or have expressly agreed to waive the requirement of this review period. No more than (7) seven business days after the filing of the amended Application and the Shareholders’ sworn statements, Parties may withdraw from the Stipulation if any of these documents has been significantly modified without agreement of the Parties.

12. The Parties agree that the filings described in Paragraph 10 of this Stipulation are sufficient to address the issue of the applicants necessary for approval of the Application under ORS 757.511 and the underlying Transaction, both in general and as specifically applied to Berkshire Hathaway, Warren Buffett and Walter Scott, Jr. The Parties will not advocate that Berkshire Hathaway, Warren Buffett and Walter Scott, Jr., as a result of the filings described in Paragraph 10 of this Stipulation and the underlying Transaction, are “public utilities” as defined by ORS 757.005. The Parties also agree that no additional discovery is necessary on Berkshire Hathaway or the Shareholders to process and approve the Application.

Stipulation 4

13. Exhibit 1 contains the complete list of Commitments that MEHC and PacifiCorp (and Berkshire Hathaway, as applicable) agree to as a part of this Stipulation (“Commitments”). The Commitments are comprised of two categories of commitments; commitments entered into by MEHC and PacifiCorp applicable to all the states in which PacifiCorp’s service territory extends and Oregon-specific commitments which apply only to the activities and operations of MEHC and PacifiCorp within Oregon. By virtue of executing this Stipulation, MEHC and PacifiCorp agree to perform all of the Commitments set forth in Exhibit 1 according to the provisions of each Commitment. Berkshire Hathaway shall perform the Commitments applicable to it as provided in Commitment O 5.

14. The Commitments may be expanded or modified as a result of regulatory decisions or settlements in other states. MEHC and PacifiCorp agree that the Commission shall have an opportunity and the authority to consider and adopt in Oregon any commitments or conditions to which MEHC and PacifiCorp agree or with which MEHC and PacifiCorp are required to comply in other jurisdictions, even if such commitments and conditions are agreed to after the Commission enters its order in this docket. This agreement does not preclude MEHC and PacifiCorp from requiring a state to substitute or eliminate certain commitments if there were explicit trade-offs agreed among commitments during settlement negotiations, that are memorialized in a Stipulation, Testimony or other settlement document.10 If MEHC and PacifiCorp accept a commitment in another jurisdiction by which PacifiCorp agrees not to file a new rate case for a period of time, MEHC and PacifiCorp will not make such commitment the subject of a trade-off for an Oregon commitment. To facilitate the Commission’s consideration and adoption of the commitments and conditions from other jurisdictions, the Parties urge the

______________
10	Exhibit 1 explicitly identifies where such trade-offs were made by the Parties in Oregon. The Parties will also include a chart of these trade-offs in their Joint Testimony.

Stipulation 5

Commission to issue an order accepting this Stipulation as soon as practical, but to reserve in such order the explicit right to re-open Exhibit 1 to add (without modification of the language thereof except such non-substantive changes as are necessary to make the commitment or condition applicable to Oregon) commitments and conditions accepted or ordered in another state jurisdiction. To provide input to the Commission to facilitate a prompt decision regarding the desirability or lack of desirability for these out-of-state commitments and conditions to be adopted in Oregon, the Parties agree to and recommend the following process:

•

Within five calendar days after a stipulation with new or amended commitments is filed by MEHC and PacifiCorp with a commission in another state jurisdiction, MEHC and PacifiCorp will send a copy of the stipulation and commitments to the Parties.

•

Within five calendar days after a commission in another state jurisdiction issues an order that accepts a stipulation to which MEHC and PacifiCorp are a party or otherwise imposes new or modified commitments or conditions, that order, together with all commitments and conditions of any type agreed to by MEHC and PacifiCorp or ordered by the commission in such other state, will be filed with the Commission and served on all parties to this docket by the most expeditious means practical.

•

Within ten calendar days after the last such filing from the other states (“Final Filing”), any party to the docket wishing to do so shall file with the Commission its response, including its position as to whether any of the covenants, commitments and conditions from the other jurisdictions (without modification of the language thereof except such non-substantive changes as are necessary to make the commitment or condition applicable to Oregon) should be adopted in Oregon.

Stipulation 6

•

Within five calendar days after any such response filing, any party to the docket may file a reply with the Commission. If the 5th calendar day falls on Saturday, Sunday, or a holiday, the next business day will be considered as the 5th day.

The Parties agree to support in their filings (or by representation of same by MEHC) the issuance by the Commission of an order regarding the adoption of such commitments and conditions as soon as practical thereafter, recognizing that the Transaction cannot close until final state orders have been issued.

15. The following provisions, applicable only to the Parties, will become effective upon the closing of the Transaction:

a)

MEHC and PacifiCorp will support a five-year renewal of the Intervenor Funding Agreement (“IFA”) dated February 5, 2003, such that the current funding for the types of consumers represented by the signatories to the IFA who are currently receiving funding does not expire on December 31, 2007.

b)

Through December 31, 2011, MEHC and PacifiCorp will both confer with the signatories and provide drafts in a timely manner prior to introducing legislation in the Oregon Legislature that would impact Oregon utility regulation, including Oregon city franchise authority.

c)

MEHC has no current intention to acquire other public utilities as defined by ORS 757.005. If that intention should ever change, MEHC will confer with the signatories before public announcement of such an acquisition, subject to agreements regarding confidentiality.

Stipulation 7

d)

Within 90 days of the close of the Transaction, MEHC and PacifiCorp will begin working with ICNU, and any other interested party, to evaluate and, if mutually agreed to be appropriate, file with the Commission service quality standards related to industrial customers, with a focus on high tech companies. MEHC, PacifiCorp and ICNU, and any other interested party, will report back to the Commission on the conclusions and recommendations reached no later than February 1, 2007. MEHC and PacifiCorp acknowledge that modifications to existing customer service guarantees and performance standards may result from this process and nothing in Commitments 1 or 45 will preclude these from being filed if mutually agreed-upon by the Parties.

e)	Senior executives of MEHC and PacifiCorp will make themselves available upon request to the signatories to discuss regulatory, customer service, and energy policy issues.
f)

MEHC and PacifiCorp commit to notify Parties if PacifiCorp is contemplating changes to system operations that would adversely affect community renewable energy projects as described in Commitment O 28.

g)	MEHC and PacifiCorp agree that the provisions of this paragraph are subject to Commitment O 1, regarding enforcement and dispute resolution.

16. The Parties agree to support the specified amounts of the downgrade adjustments referenced in Commitment O 14 of Exhibit 1 to the extent such adjustments become necessary.

17. The Parties will not oppose in any proceeding the concept of the captive insurance affiliate for the purposes proposed in this Stipulation.

Stipulation 8

18. The Parties agree to support recovery over a reasonable period of prudent costs associated with the IGCC studies in Commitment O 33, consistent with Oregon law and regulatory practice.

19. PacifiCorp agrees that any rate case filed before the close of the Transaction will include pro forma adjustments, as appropriate, to allow for the implementation of Oregon Commitments O 8 thru O 12.

20. Parties will encourage the Commission to enter an order granting final Oregon approval as soon as possible but not later than February 28, 2006. The Parties agree not to request an extension of the suspension period in this case, which now expires on February 28, 2006, from MEHC and PacifiCorp.

21. Not later than the Final Filing, MEHC and PacifiCorp will disclose to the Parties any written commitments, conditions or covenants made in Oregon or another state jurisdiction (between the date of the filing of the Stipulation and the receipt of the last state order in the transaction docket) intended to encourage approval of the transaction or avoidance of an objection thereto.

RESERVATION OF RIGHTS

22. By executing this Stipulation, no Party waives any right to assert such positions regarding the prudence, just and reasonable character, rate or ratemaking impact or treatment, or public interest as they deem appropriate pertaining to any Commitment.

23. No commitments or conditions of this Stipulation are to be construed as mandating Commission enforcement of any settlement agreement solely subject to FERC jurisdiction nor pre-empting in any way FERC authority.

Stipulation 9

24. The Parties agree that this Stipulation represents a compromise in the positions of the Parties. As such, conduct, statements and documents disclosed in the negotiation of this Stipulation shall not be admissible as evidence in this or any other proceeding. By entering into this Stipulation, no Party shall be deemed to have approved, admitted or consented to the facts, principles, methods or theories employed by any other Party in arriving at the terms of this Stipulation, other than those specifically identified in the body of this Stipulation. No Party shall be deemed to have agreed that any provision of this Stipulation is appropriate for resolving issues in any other proceeding, except as expressly identified in the Stipulation.

25. By executing this Stipulation, the Parties agree that this Transaction and the Commitments as a whole are in the public interest, however, no individual Party is deemed to have agreed to each individual Commitment.

26. This Stipulation may be executed in counterparts and each signed counterpart shall constitute an original document.

This Stipulation is entered into by each Party as of the date entered below:

Executed this 23rd day of December, 2005.

MIDAMERICAN ENERGY HOLDINGS COMPANY

Mark C. Moench Senior Vice President, Law

Stipulation 10

PACIFICORP

D. Douglas Larson Vice President, Regulation

STAFF OF THE OREGON PUBLIC UTILITY COMMISSION

CITIZENS’ UTILITY BOARD

INDUSTRIAL CUSTOMERS OF NORTHWEST UTILITIES

RENEWABLE NORTHWEST PROJECT

Stipulation 11

LEAGUE OF OREGON CITIES

NATURAL RESOURCES DEFENSE COUNCIL

CADO/OECA

PACIFIC COAST FEDERATION OF FISHERMEN’S ASSOCIATIONS

SHERMAN COUNTY

Stipulation 12

Exhibit 1	ORDER NO. 06-082

MEHC Acquisition of PacifiCorp

Oregon Docket No. UM-1209

Consolidated List of Commitments

Commitments Applicable to All States:

1)

MEHC and PacifiCorp affirm the continuation (through March 31, 2008) of the existing customer service guarantees and performance standards in each jurisdiction. MEHC and PacifiCorp will not propose modifications to the guarantees and standards prior to March 31, 2008. Refer to Commitment 45 for the extension of this commitment through 2011.

2)

Penalties for noncompliance with performance standards and customer guarantees shall be paid as designated by the Commission and shall be excluded from results of operations. PacifiCorp will abide by the Commission’s decision regarding payments.

3)

PacifiCorp will maintain its own accounting system, separate from MEHC’s accounting system. All PacifiCorp financial books and records will be kept in Portland, Oregon. PacifiCorp’s financial books and records and state and federal utility regulatory filings and documents will continue to be available to the Commission, upon request, at PacifiCorp’s offices in Portland, Oregon, Salt Lake City, Utah, and elsewhere in accordance with current practice.

4)

MEHC and PacifiCorp will provide the Commission access to all books of account, as well as all documents, data, and records of their affiliated interests, which pertain to transactions between PacifiCorp and its affiliated interests or which are otherwise relevant to the business of PacifiCorp. This commitment is also applicable to the books and records of Berkshire Hathaway, which shall retain its books and records relevant to the business of PacifiCorp consistent with the manner and time periods of the Federal Energy Regulatory Commission’s record retention requirements that are applicable to PacifiCorp’s books and records.

5)

MEHC, PacifiCorp and all affiliates will make their employees, officers, directors, and agents available to testify before the Commission to provide information relevant to matters within the jurisdiction of the Commission.

6)

The Commission or its agents may audit the accounting records of MEHC and its subsidiaries that are the bases for charges to PacifiCorp, to determine the reasonableness of allocation factors used by MEHC to assign costs to PacifiCorp and amounts subject to allocation or direct charges. MEHC agrees to cooperate fully with such Commission audits.

Exhibit 1

7)	MEHC and PacifiCorp will comply with all applicable Commission statutes and regulations regarding affiliated interest transactions, including timely filing of applications and reports.
8)

PacifiCorp will file on an annual basis an affiliated interest report including an organization chart, narrative description of each affiliate, revenue for each affiliate and transactions with each affiliate.

9)

PacifiCorp and MEHC will not cross-subsidize between the regulated and non-regulated businesses or between any regulated businesses, and shall comply with the Commission’s applicable orders and rules with respect to such matters.

10)

Due to PUHCA repeal, neither Berkshire Hathaway nor MEHC will be registered public utility holding companies under PUHCA. Thus, no waiver by Berkshire Hathaway or MEHC of any defenses to which they may be entitled under Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.), cert. denied sub nom. Arcadia v. Ohio Power Co., 506 U.S. 981 (1992) (“Ohio Power”), is necessary to maintain the Commission’s regulation of MEHC and PacifiCorp. However, while PUHCA is in effect, Berkshire Hathaway and MEHC waive such defenses.

11) a)

Any diversified holdings and investments (e.g., non-utility business or foreign utilities) of MEHC following approval of the transaction will not be held by PacifiCorp or a subsidiary of PacifiCorp. This condition will not prohibit MEHC or its affiliates other than PacifiCorp from holding diversified businesses.

b)	Ring-fencing provisions for PPW Holdings LLC will include the provisions in Appendix 1. These provisions have been derived from those in effect for NNGC Acquisition, LLC as of December 1, 2005.
12)

PacifiCorp or MEHC will notify the Commission subsequent to MEHC’s board approval and as soon as practicable following any public announcement of: (1) any acquisition of a regulated or unregulated business representing 5 percent or more of the capitalization of MEHC; or (2) the change in effective control or acquisition of any material part or all of PacifiCorp by any other firm, whether by merger, combination, transfer of stock or assets.

13)

The Inter-company Administrative Services Agreement (IASA) will include the corporate and affiliate cost allocation methodologies. The IASA will be filed with the Commission as soon as practicable after the closing of the transaction. Approval of the IASA will be requested if required by law or rule, but approval for ratemaking purposes will not be requested in such filing. Refer to Commitment 14 (f). Amendments to the IASA will also be filed with the Commission.

Exhibit 2

14)

Any proposed cost allocation methodology for the allocation of corporate and affiliate investments, expenses, and overheads, required by law or rule to be submitted to the Commission for approval, will comply with the following principles:

a)

For services rendered to PacifiCorp or each cost category subject to allocation to PacifiCorp by MEHC or any of its affiliates, MEHC must be able to demonstrate that such service or cost category is necessary to PacifiCorp for the performance of its regulated operations, is not duplicative of services already being performed within PacifiCorp, and is reasonable and prudent.

b)

Cost allocations to PacifiCorp and its subsidiaries will be based on generally accepted accounting standards; that is, in general, direct costs will be charged to specific subsidiaries whenever possible and shared or indirect costs will be allocated based upon the primary cost-driving factors.

	c)	MEHC and its subsidiaries will have in place positive time reporting systems adequate to support the allocation and assignment of costs of executives and other relevant personnel to PacifiCorp.
d)

An audit trail will be maintained such that all costs subject to allocation can be specifically identified, particularly with respect to their origin. In addition, the audit trail must be adequately supported. Failure to adequately support any allocated cost may result in denial of its recovery in rates.

e)

Costs which would have been denied recovery in rates had they been incurred by PacifiCorp regulated operations will likewise be denied recovery whether they are allocated directly or indirectly through subsidiaries in the MEHC group.

	f)	Any corporate cost allocation methodology used for rate setting, and subsequent changes thereto, will be submitted to the Commission for approval if required by law or rule.
15)

MEHC and PacifiCorp commit that PacifiCorp will maintain separate debt and preferred stock, if any. PacifiCorp will maintain its own corporate credit rating, as well as ratings for long-term debt and preferred stock, from Moody’s and S&P or their successor rating agencies.

16)

MEHC and PacifiCorp will exclude all costs of the transaction from PacifiCorp’s utility accounts. Within 90 days following completion of the transaction, MEHC will provide a preliminary accounting of these costs. Further, MEHC will provide the Commission with a final accounting of these costs within 30 days of the accounting close.

17)

MEHC and PacifiCorp will provide the Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to PacifiCorp or MEHC. Berkshire Hathaway and MEHC will also provide the

Exhibit 3

Commission with unrestricted access to all written information provided by and to credit rating agencies that pertains to MEHC’s subsidiaries to the extent such information may potentially impact PacifiCorp.

18) a)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below the following percentages of its Total Capital without Commission approval:

48.25% from the date of the close of the transaction through December 31, 2008;
47.25% from January 1, 2009, through December 31, 2009;
46.25% from January 1, 2010 through December 31, 2010;
45.25% from January 1, 2011 through December 31, 2011;
44.00% after December 31, 2011.

b)

PacifiCorp’s Total Capital is defined as common equity, preferred equity and long-term debt. Long-term debt is defined as debt with a term of more than one year. For purposes of calculating the numerator of the percentage, common equity will be increased by 50% of the remaining balance of preferred stock that was in existence prior to the acquisition of PacifiCorp by MEHC. PacifiCorp and MEHC will work with Commission staff to determine a percentage of common equity credit to apply to preferred stock issued by PacifiCorp after the acquisition of PacifiCorp by MEHC. In the absence of such an agreement between Commission staff and the Companies, MEHC and PacifiCorp agree to treat new issuances of preferred stock as 100% debt, unless a Commission order approves a different percentage.

c)

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC that will reduce PacifiCorp’s common equity capital below 35% of its Total Adjusted Capital without Commission approval. For purposes of calculating the numerator of the percentage, common equity will not include any portion of PacifiCorp preferred stock issued and outstanding. PacifiCorp’s Total Adjusted Capital is defined as common equity, preferred equity, long-term debt, short-term debt and capitalized lease obligations.

d)	The Commission, on its own motion or at the request of any party, may reexamine the minimum common equity percentages as financial conditions or accounting standards warrant.
19)	The capital requirements of PacifiCorp, as determined to be necessary to meet its obligation to serve the public, will be given a high priority by the Board of Directors of MEHC and PacifiCorp.
20)

MEHC and PacifiCorp commit that neither PacifiCorp nor its subsidiaries will, without the approval of the Commission, make loans or transfer funds (other than dividends and payments pursuant to the IASA) to MEHC, Berkshire Hathaway or

Exhibit 4

their respective subsidiaries, or assume any obligation or liability as guarantor, endorser, surety or otherwise for MEHC, Berkshire Hathaway or their respective subsidiaries; provided that this condition will not prevent PacifiCorp, to the extent allowed by law, from making loans or transferring funds to a subsidiary of PacifiCorp or assuming any obligation or liability on behalf of a subsidiary of PacifiCorp. MEHC and Berkshire Hathaway will not pledge any of the assets of the business of PacifiCorp as backing for any securities which MEHC, Berkshire Hathaway or their respective subsidiaries, but excluding PacifiCorp and its subsidiaries, may issue.

21)	MEHC and PacifiCorp will not advocate for a higher cost of capital as compared to what PacifiCorp’s cost of capital would have been, using Commission standards, absent MEHC’s ownership.
22)	[This Commitment number has intentionally been left blank. Commitment 22 is not available if a state selects Oregon-specific Commitment O 12.]
23)

PacifiCorp will continue a Blue Sky tariff offering in all states. PacifiCorp will continue to support this offering through innovative marketing, by modifying the tariff to reflect the developing green power market and by monitoring national certification standards.

24)	PacifiCorp will continue its commitment to gather outside input on environmental matters, such as through the Environmental Forum.
25)	PacifiCorp will continue to have environmental management systems in place that are self-certified to ISO 14001 standards at all PacifiCorp operated thermal generation plants.
26)

MEHC will maintain at least the existing level of PacifiCorp’s community-related contributions, both in terms of monetary and in-kind contributions. The distribution of PacifiCorp’s community-related contributions among the states will be done in a manner that is fair and equitable to each state.

27)	MEHC will continue to consult with regional advisory boards to ensure local perspectives are heard regarding community issues.
28)	MEHC will honor PacifiCorp’s existing labor contracts.
29)	After the closing of the transaction, MEHC and PacifiCorp will make no unilateral changes to employee benefit plans prior to May 23, 2007 that would result in the reduction of employee benefits.
30)	PacifiCorp will continue to produce Integrated Resource Plans according to the then current schedule and the then current Commission rules and orders.

Exhibit 5

31)

When acquiring new generation resources in excess of 100 MW and with a dependable life of 10 or more years, PacifiCorp and MEHC will issue Requests for Proposals (RFPs) or otherwise comply with state laws, regulations and orders that pertain to procurement of new generation resources for PacifiCorp.

32)	Nothing in these acquisition commitments shall be interpreted as a waiver of PacifiCorp’s or MEHC’s rights to request confidential treatment for information that is the subject of any commitments.
33)	[This Commitment number has intentionally been left blank. Oregon-specific Commitment O 1 substitutes for this Commitment 33.]
34)

MEHC and PacifiCorp have identified transmission projects that MEHC and PacifiCorp believe will enhance reliability, facilitate the receipt of renewable resources, or enable further system optimization. Subject to permitting and the availability of materials, equipment and rights-of-way, MEHC and PacifiCorp commit to use their best efforts to achieve the following transmission system infrastructure improvements [11]:

a)

Path C Upgrade (~$78 million) – Increase Path C capacity by 300 MW (from S.E. Idaho to Northern Utah). The target completion date for this project is 2010. MEHC and PacifiCorp assert that this project:

•	enhances reliability because it increases transfer capability between the east and west control areas,
•	facilitates the delivery of power from wind projects in Idaho, and
•	provides PacifiCorp with greater flexibility and the opportunity to consider additional options regarding planned generation capacity additions.
b)

Mona - Oquirrh (~$196 million) – Increase the import capability from Mona into the Wasatch Front (from Wasatch Front South to Wasatch Front North). This project would enhance the ability to import power from new resources delivered at or to Mona, and to import from Southern California by “wheeling” over the Adelanto DC tie. The target completion date for this project is 2011. MEHC and PacifiCorp assert that this project:

•	enhances reliability by enabling the import of power from Southern California entities during emergency situations,
•	facilitates the acceptance of renewable resources, and
•	enhances further system optimization since it enables the further purchase or exchange of seasonal resources from parties capable of delivering to Mona.
______________
11

It is possible that upon further review a particular investment might not be cost-effective, optimal for customers or able to be completed by the target date. If that should occur, MEHC pledges to propose an alternative to the Commission with a comparable benefit.

Exhibit 6

c)

Walla Walla - Yakima or Mid-C (~$88 million) – Establish a link between the “Walla Walla bubble” and the “Yakima bubble” and/or reinforce the link between the “Walla Walla bubble” and the Mid-Columbia (at Vantage). MEHC and PacifiCorp assert that either of these projects presents opportunities to enhance PacifiCorp’s ability to accept the output from wind generators and balance the system cost effectively in a regional environment. The target completion date for this project is 2010.

35)	MEHC and PacifiCorp make the following commitments to improve system reliability:
a)	investment in the Asset Risk Program of $75 million over the three years, 2007-2009,
b)	investment in local transmission risk projects across all states of $69 million over eight years after the close of the transaction,
c)	O & M expense for the Accelerated Distribution Circuit Fusing Program across all states will be increased by $1.5 million per year for five years after the close of the transaction, and
d)	extension of the O&M investment across all states for the Saving SAIDI Initiative for three additional years at an estimated cost of $2 million per year.
e)

MEHC and PacifiCorp will support the Bonneville Power Administration in its development of short-term products such as conditional firm. No less than three months following the close of the transaction, PacifiCorp will initiate a process to collaboratively design similar short-term transmission products and will include stakeholders in this process. PacifiCorp will make every reasonable effort to complete a product by the end of 2008.

f)

PacifiCorp will continue to offer its Partial Interim Service product, and will make commercially reasonable efforts to offer transmission customers as much firm service as the Company’s transmission studies show is available, including weeks within a month. PacifiCorp will also continue its OATT tariff provision that allows transmission customers to alter pre-scheduled transactions up to 20 minutes before the hour as long as such provision is consistent with established scheduling practices and does not jeopardize system reliability. PacifiCorp will notify parties to this proceeding if it proposes changes to these two elements of its OATT.

36)

MEHC recognizes that it can and should have a role in addressing the critical importance of transmission infrastructure to the states in which PacifiCorp serves. MEHC also recognizes that some transmission projects, while highly desirable, may not be appropriate investments for PacifiCorp and its regulated customers. Therefore, MEHC commits its resources and leadership to assist PacifiCorp states

Exhibit 7

in the development of transmission projects upon which the states can agree. Examples of such projects would be RMATS and the proposed Frontier transmission line.
37)	[This Commitment number has intentionally been left blank. Commitment 37 is not available if a state selects Oregon-specific Commitment O 14.]
38)	[This Commitment number has intentionally been left blank. Commitment 38 is not available if a state selects Oregon-specific Commitments O 9 and O 11.]
39)

In Commitment 31, MEHC and PacifiCorp adopt a commitment to source future PacifiCorp generation resources consistent with the then current rules and regulations of each state. In addition to that commitment, for the next ten years, MEHC and PacifiCorp commit that they will submit as part of any commission approved RFPs for resources with a dependable life greater than 10 years and greater than 100 MW, —including renewable energy RFPs — a 100 MW or more utility “own/operate” alternative for the particular resource. It is not the intent or objective that such alternatives be favored over other options. Rather, the option for PacifiCorp to own and operate the resource which is the subject of the RFP will enable comparison and evaluation of that option against other viable alternatives. In addition to providing regulators and interested parties with an additional viable option for assessment, it can be expected that this commitment will enhance PacifiCorp’s ability to increase the proportion of cost-effective renewable energy in its generation portfolio, based upon the actual experience of MEC and the “Renewable Energy” commitment offered below.

40)

MEHC reaffirms PacifiCorp’s commitment to acquire 1400 MW of new cost-effective renewable resources, representing approximately 7% of PacifiCorp’s load. MEHC and PacifiCorp commit to work with developers and bidders to bring at least 100 MW of cost-effective wind resources in service within one year of the close of the transaction.

MEHC and PacifiCorp expect that the commitment to build the Walla-Walla and Path C transmission lines will facilitate up to 400 MW of renewable resource projects with an expected in-service date of 2010. MEHC and PacifiCorp commit to actively work with developers to identify other transmission improvements that can facilitate the delivery of cost-effective wind energy in PacifiCorp’s service area.

In addition, MEHC and PacifiCorp commit to work constructively with states to implement renewable energy action plans so as to enable PacifiCorp to achieve at least 1400 MW of cost-effective renewable energy resources by 2015. Such renewable energy resources are not limited to wind energy resources.

Exhibit 8

41)	MEHC supports and affirms PacifiCorp’s commitment to consider utilization of advanced coal-fuel technology such as super-critical or IGCC technology when adding coal-fueled generation.
42) a)

MEHC and PacifiCorp commit to participate in the Environmental Protection Agency’s SF6 Emission Reduction Partnership for Electric Power Systems. Sulfur hexafluoride (SF6) is a highly potent greenhouse gas used in the electric industry for insulation and current interruption in electric transmission and distribution equipment. MEHC and PacifiCorp represent that over a 100-year period, SF6 is 23,900 times more effective at trapping infrared radiation than an equivalent amount of CO2, making it the most highly potent, known greenhouse gas. SF6 is also a very stable chemical, with an atmospheric lifetime of 3,200 years. As the gas is emitted, it accumulates in the atmosphere in an essentially un-degraded state for many centuries. Thus, a relatively small amount of SF6 can have a significant impact on global climate change. Through its participation in the SF6 partnership, PacifiCorp will commit to an appropriate SF6 emissions reduction goal and annually report its estimated SF6 emissions. MEHC and PacifiCorp represent that this not only reduces greenhouse gas emissions, it saves money and improves grid reliability. Since 1999, EPA’s SF6 partner companies have saved $2.5 million from the avoided gas loss alone. Use of improved SF6 equipment and management practices helps protect system reliability and efficiency.

b)

Within six months after close of the transaction, MEHC and PacifiCorp commit that PacifiCorp will establish a global warming working group composed of representatives of the regulatory, consumer, educational and environmental communities in the six states that PacifiCorp serves, as well as representatives of PacifiCorp and MEHC. PacifiCorp will work with the global warming working group to identify cost-effective measures to reduce PacifiCorp’s greenhouse emissions. PacifiCorp will develop and file with the Commission its strategy, which MEHC supports, for reducing its greenhouse gas emissions.

43)

Working with the affected generation plant joint owners and with regulators to obtain required approvals, MEHC and PacifiCorp commit to install, to the extent cost effective, the equipment likely to be necessary under future emissions control scenarios at a cost of approximately $812 million. Concurrent with any application for an air permit, MEHC and PacifiCorp will discuss its plans regarding this commitment with interested parties and solicit input. While additional expenditures may ultimately be required as future emission reduction requirements become better defined, MEHC believes these investments in emission control equipment are reasonable and environmentally beneficial. The execution of an emissions reduction plan for the existing PacifiCorp coal-fueled facilities, combined with the use of reduced-emissions coal technology for new coal-fueled generation, is expected to result in a significant decrease in the emissions rate of PacifiCorp’s coal-fueled generation fleet. MEHC represents that the investments to which MEHC is committing are expected to result in a decrease in the SO2 emissions rates of more than 50%, a decrease in the NOx emissions rates of more than 40%, a reduction in the mercury emissions rates of almost 40%, and no increase expected in the CO2 emissions rate.

Exhibit 9

44) a)

MEHC and PacifiCorp commit to conducting a company-defined third-party market potential study of additional DSM and energy efficiency opportunities within PacifiCorp’s service areas. The objective of the study will be to identify opportunities not yet identified by the company and, if and where possible, to recommend programs or actions to pursue those opportunities found to be cost-effective. The study will focus on opportunities for deliverable DSM and energy efficiency resources rather than technical potentials that may not be attainable through DSM and energy efficiency efforts. On-site solar and combined heat and power programs may be considered in the study. During the three-month period following the close of the transaction, MEHC and PacifiCorp will consult with DSM advisory groups and other interested parties to define the proper scope of the study. The findings of the study will be reported back to DSM advisory groups, commission staffs, and other interested stakeholders and will be used by the Company in helping to direct ongoing DSM and energy efficiency efforts. The study will be completed within fifteen months after the closing on the transaction, and MEHC shareholders will absorb the first $1 million of the costs of the study.

b)

PacifiCorp further commits to meeting its portion of the NWPPC’s energy efficiency targets for Oregon, Washington and Idaho, as long as the targets can be achieved in a manner deemed cost-effective by the affected states.

c)

In addition, MEHC and PacifiCorp commit that PacifiCorp and MEC will annually collaborate to identify any incremental programs that might be cost-effective for PacifiCorp customers. The Commission will be notified of any additional cost-effective programs that are identified.

45)

MEHC and PacifiCorp commit to continue customer service guarantees and performance standards as established in each jurisdiction, provided that MEHC and PacifiCorp reserve the right to request modifications of the guarantees and standards after March 31, 2008, and the right to request termination (as well as modification) of one or more guarantees or standards after 2011. The guarantees and standards will not be eliminated or modified without Commission approval.

46)

MEHC has significant experience in assisting its communities with economic development efforts. MEHC plans to continue PacifiCorp’s existing economic development practices and use MEHC’s experience to maximize the effectiveness of these efforts.

47)

MEHC understands that having adequate staffing and representation in each state is not optional. MEHC understands its importance to customers, to regulators and to states. MEHC and PacifiCorp commit to maintaining adequate staffing and presence in each state, consistent with the provision of safe and reliable service and cost-effective operations.

Exhibit 10

48)

PacifiCorp will provide public notice and an invitation to encourage stakeholders to participate in the Integrated Resource Plan (IRP) process. The IRP process will be used to consider Commitments 34, 39, 40, 41, 44, 52 and 53. PacifiCorp will hold IRP meetings at locations or using communications technologies that encourage broad participation.

49)

By June 1, 2007 and each June 1 thereafter through June 1, 2011, PacifiCorp will file a report with the Commission regarding the implementation of the Commitments. The report will, at a minimum, provide a description of the performance of each of the commitments that have quantifiable results. If any of the commitments is not being met, relative to the specific terms of the commitment, the report shall provide proposed corrective measures and target dates for completion of such measures. PacifiCorp will make publicly available at the Commission non-confidential portions of the report.

50)	PacifiCorp will maintain its current pension funding policy, as described in the 2005 Actuarial Report, for a period of two years following the close of the transaction.
51)

Subject to, and in consideration for, dismissal of all existing proceedings and no commencement of any future state regulatory proceeding against PacifiCorp involving or arising from the SEC PUHCA Audit Report of Scottish Power dated May 11, 2004, MEHC will contribute to PacifiCorp, at no cost to PacifiCorp, MEHC’s stock ownership in the Intermountain Geothermal Company and the associated steam rights (approximately 70% of the total rights) to the steam resources serving PacifiCorp’s Blundell geothermal plant and terminate MEHC’s and Intermountain Geothermal Company’s rights and obligations under the contracts. MEHC will assist PacifiCorp in determining the cost-effectiveness of acquiring the remaining 30% of the rights. No more than six months after the close of the transaction, MEHC will provide parties a clear and complete disclosure statement that details any potential liabilities and risks, identified by or for MEHC, associated with the ownership rights of MEHC in Intermountain Geothermal. MEHC also commits that PacifiCorp customers will not be harmed from the contribution to PacifiCorp of the Intermountain Geothermal steam resources and stock.

52)

Upon closing, MEHC and PacifiCorp commit to immediately evaluate increasing the generation capacity of the Blundell geothermal facility by the amount determined to be cost-effective. Such evaluation shall be summarized in a report and filed with the Commission concurrent with the filing of PacifiCorp’s next IRP. This incremental amount is expected to be at least 11 MW and may be as much as 100 MW. All cost effective increases in Blundell capacity, completed before January 1, 2015, should be counted toward satisfaction of PacifiCorp’s 1400 MW renewable energy goal, in an amount equal to the capacity of geothermal energy actually added at the plant.

Exhibit 11

53)

MEHC or PacifiCorp commit to commence as soon as practical after close of the transaction a system impact study to examine the feasibility of constructing transmission facilities from the Jim Bridger generating facilities to Miners, Wyoming. Upon receipt of the results of the system impact study, MEHC or PacifiCorp will review and discuss with stakeholders the desirability and economic feasibility of performing a subsequent facilities study for the Bridger to Miners 500 kV transmission project.

Oregon-Specific Commitments:

O 1.a)

If the Commission believes that MEHC and/or PacifiCorp have violated any of the commitments of the stipulation, or any conditions imposed by the Commission in its final order approving the Application (collectively, the “Conditions”), then the Commission shall give MEHC and PacifiCorp written notice of the violation.

i)

If the violation is for failure to file any notice or report required by the Conditions, and if MEHC or PacifiCorp, or both provide the notice or report to the Commission within ten business days of the receipt of the written notice, then the Commission shall take no action. MEHC or PacifiCorp may request, for cause, permission for extension of the ten-day period. For any other violation of the Conditions, the Commission must give MEHC and PacifiCorp written notice of the violation. If such failure is corrected within five business days of the written notice, then the Commission shall take no action. MEHC or PacifiCorp may request, for cause, permission for extension of the five-day period.

ii)

If MEHC or PacifiCorp, or both, fail to file a notice or written report within the time permitted in subparagraph a. above, or if MEHC or PacifiCorp, or both, fail to cure, within the time permitted above, a violation that does not relate to the filing of a notice or report, then the Commission may open an investigation, with an opportunity for MEHC or PacifiCorp, or both, to request a hearing, to determine the number and seriousness of the violations. If the Commission determines after the investigation and hearing (if requested) that MEHC or PacifiCorp, or both, violated one or more of the Conditions, then the Commission shall issue an Order stating the level of penalty it will seek. MEHC or PacifiCorp, or both, as appropriate, may appeal such an order under ORS 756.580. If the Commission’s order is upheld on appeal, and the order imposes penalties under a statute that further requires the Commission to file a complaint in court, then the Commission may file a complaint in the appropriate court seeking the penalties specified in the order, and MEHC or PacifiCorp, or both, shall file a responsive pleading agreeing to pay the penalties. The Commission shall seek a penalty on only one of MEHC or PacifiCorp for the same violation.

Exhibit 12

iii)

The Commission shall not be bound by the process provided in paragraph ii in the event the Commission determines PacifiCorp has violated any of the material conditions more than two times within a rolling 24-month period.

iv)	PacifiCorp or MEHC, or both, shall have the opportunity to demonstrate to the Commission that the process provided in paragraph ii should not apply on a case-by-case basis.
b)

In the event of a dispute between Commission Staff and MEHC or PacifiCorp regarding a Commission Staff request made pursuant to acquisition conditions or commitments (including Berkshire Hathaway records requested pursuant to Commitment 4 or other applicable commitment), the parties agree that an Administrative Law Judge (ALJ) shall resolve the dispute as follows: (i) within ten (10) business days MEHC or PacifiCorp shall deliver to the ALJ the books and records responsive to Staff’s request and shall indicate the basis for the objection, including whether the request is overbroad, unduly burdensome or outside the scope of the Commission’s jurisdiction; (ii) Staff may respond in writing and MEHC or PacifiCorp, or both, may reply; (iii) the ALJ shall review the documents in private; and (iv) the ALJ shall issue a ruling determining whether the documents are, directly or indirectly, relevant to PacifiCorp or reasonably calculated to lead to the discovery of admissible evidence directly or indirectly relevant to PacifiCorp. The ALJ shall use this standard whether or not Staff is making the request in connection with an open docket. Nothing in this provision shall affect the right of MEHC or PacifiCorp to request that the Commission treat the documents as exempt from disclosure to third parties under applicable law.

O 2.a)

The corporate headquarters of PacifiCorp will remain in Oregon. MEHC commits to maintaining a balance of corporate and senior management positions between Oregon and Utah. To achieve such balance, MEHC may decide as appropriate to locate a few corporate and senior management positions, and associated staff, in Utah, if cost effective. By September 1, 2007, MEHC and PacifiCorp will file a plan with the Commission that explicitly sets forth: (1) corporate and senior management positions (and associated corporate personnel positions) that have been identified for location in Oregon and Utah; (2) the timeframe for implementing different stages of the plan; and (3) an economic analysis supporting the cost effectiveness of the plan. MEHC will promptly implement the plan pursuant to the timeframe. If corporate or senior managers, and related staff, are relocated from Oregon to Utah under the Plan, the costs of relocation will not be included in Oregon rates.

b)	PacifiCorp and MEHC will ensure that senior management personnel located in Oregon continue to have authority to make decisions on behalf of PacifiCorp

Exhibit 13

pertaining to (1) local Oregon retail customer service issues related to tariff interpretation, line extensions, service additions, DSM program implementation and (2) customer service matters related to adequate investment in and maintenance of the Oregon sub-transmission and distribution network and outage response. Such decisions will be subject to normal and prompt corporate approval procedures, senior executive approval and board approval, as appropriate. MEHC and PacifiCorp will include a description of the implementation of this commitment in the filing required in paragraph a).

O 3.

MEHC and PacifiCorp commit that they will interpret Oregon Revised Statutes Sections 757.015 and 757.495 to require Commission approval of any contract between PacifiCorp and (i) any affiliate of MEHC or (ii) any affiliate of Berkshire Hathaway. This shall include the IASA. MEHC and PacifiCorp intend that by obtaining Commission approval of the IASA, PacifiCorp will avoid the need to seek individual approval of affiliate transactions which are subject to that agreement. The IASA is expected to address the provision of electric service to affiliates of MEHC or Berkshire Hathaway under tariffs approved by state or federal authorities.

O 4.

MEHC and PacifiCorp commit that they will interpret Oregon Revised Statutes Sections 757.480 to require Commission approval of any transaction which results in a merger of PacifiCorp with another public utility, without regard to whether that public utility provides service in Oregon.

O 5.

Berkshire Hathaway acknowledges the Commitments made by MEHC and PacifiCorp and will not impede satisfaction of the Commitments. Berkshire Hathaway acknowledges that it is bound by Commitments 4, 5 and 17 and that it is subject to Commitments that are applicable to the affiliates of PacifiCorp and MEHC; provided, however, that Berkshire Hathaway does not guarantee or agree to be responsible for performance of Commitments made by MEHC and PacifiCorp.

O 6.	MEHC and PacifiCorp will request Commission approval, for cost allocation and affiliate transaction purposes, of the IASA and any amendments filed pursuant to Commitment 13.
O 7.

MEHC and PacifiCorp commit to $142.5 million (total company amount) of offsetable rate credits as reflected in Appendix 2 and as described in the following Commitments O 8 through O 12. These rate credits will be reflected in rates on the effective date of new rates as determined by the Commission in a general rate case. The rate credits will terminate on December 31, 2010, to the extent not previously offset, unless otherwise noted. The rate credits in Commitments O 8 and O 12 are subject to deferred accounting as specified therein. Where total company values are referenced, the amount allocated to Oregon will equal the Oregon-allocated amount using Commission-adopted allocation factors.

Exhibit 14

O 8.a)

MEHC and PacifiCorp commit to reduce the annual non-fuel costs to PacifiCorp customers of the West Valley lease by $0.417 million per month (total company) or an expected $3.7 million in 2006 (assuming a March 31, 2006 transaction closing), $5 million in 2007 and $2.1 million in 2008 (the lease terminates May 31, 2008), which shall be the amounts of the total company rate credit. Beginning with the first month after the close of the transaction to purchase PacifiCorp, Oregon’s share of the monthly rate credit will be deferred for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. (This commitment is reflected in Row 1 of Appendix 2.)

b)

This commitment is offsetable, on a prospective basis, to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that such West Valley non-fuel cost savings:

i)	are reflected in PacifiCorp’s rates; and,
ii)

there are no offsetting actions or agreements by MEHC or PacifiCorp for which value is obtained by PPM or an affiliated company, which, directly or indirectly, increases the costs PacifiCorp would otherwise incur.

O 9.a)

MEHC and PacifiCorp will hold customers harmless for increases in costs retained by PacifiCorp that were previously assigned to affiliates relating to management fees. The total company amount assigned to PacifiCorp’s affiliates is $1.5 million per year, which is the amount of the total company rate credit. This commitment expires on December 31, 2010. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment O 9 and Commitment 38. (The commitment is reflected in Row 2 of Appendix 2).

b)	This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case the following:
i)	Corporate allocations from MEHC to PacifiCorp included in PacifiCorp’s rates are less than $7.3 million;
ii)	Costs associated with functions previously carried out by parents to PacifiCorp and previously included in rates have not been shifted to PacifiCorp or otherwise included in PacifiCorp’s rates; and
iii)

Costs have not been shifted to operational and maintenance accounts (FERC accounts 500-598), customer accounts (FERC accounts 901-905), customer service and informational accounts (FERC accounts 907-910), sales accounts (FERC accounts 911-916), capital accounts, deferred debit accounts, deferred credit accounts, or other regulatory accounts.

O 10.a)

MEHC commits to use an existing, or form a new, captive insurance company to provide insurance coverage for PacifiCorp’s operations. The costs of forming such captive will not be reflected in PacifiCorp’s regulated accounts, nor allocated directly or indirectly to PacifiCorp. Such captive shall be comparable in costs and services to that previously provided through ScottishPower’s captive insurance company Dornoch. MEHC further commits that insurance costs incurred by PacifiCorp from the captive insurance company for equivalent coverage for

Exhibit 15

calendar years 2006 through 2010, inclusive, will be no more than $7.4 million (total company). Oregon Commission Staff has valued the potential increase in PacifiCorp’s total company revenue requirement from the loss of ScottishPower’s captive insurance affiliate as $4.3 million annually, which shall be the amount of the total company rate credit. This commitment expires on December 31, 2010.

b)

This commitment is offsetable if PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, the costs included in PacifiCorp’s rates for such insurance coverage is not more than $7.4 million (total company). (This commitment is reflected in Row 3 in Appendix 2.)

O 11.a)

MEHC and PacifiCorp will hold customers harmless for increases in costs resulting from PacifiCorp corporate costs previously billed to PPM and other former affiliates of PacifiCorp. Oregon Commission Staff has valued the potential increase in total company revenue requirement if these costs are not eliminated as $7.9 million annually (total company) through December 31, 2010 and $6.4 million annually (total company) from January 1, 2011 through December 31, 2015, which shall be the amounts of the total company rate credit. This commitment shall expire on the earlier of December 31, 2015 or when PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. This Commitment is in lieu of Commitment 38, and a state must choose between this Commitment O 11 and Commitment 38.

b)

This commitment is offsetable to the extent PacifiCorp demonstrates to the Commission’s satisfaction, in the context of a general rate case, that corporate costs previously billed to PPM and other former affiliates have not been included in PacifiCorp’s rates. (The commitment is reflected in Row 4 of Appendix 2.)

O 12.a)

MEHC and PacifiCorp commit that PacifiCorp’s total company A&G costs will be reduced by $6 million annually based on the A&G categories, assumptions, and values contained in Appendix 3 titled, “UM 1209 A & G Stretch”. The maximum amount of the total company rate credit in any year is $6 million. This commitment expires December 31, 2010. Beginning with the first month after the close of the transaction, Oregon’s share of the $0.5 million monthly rate credit will be deferred for the benefit of customers and accrue interest at PacifiCorp’s authorized rate of return. This Commitment is in lieu of Commitments 22 and U 23 from the Utah settlement, and a state must choose between this Commitment O 12 and Commitments 22 and U 23.

b)

The credit will be offsetable on a prospective basis, for every dollar that PacifiCorp demonstrates, to the Commission’s satisfaction, in a subsequent general rate case, that total company A&G expenses included in PacifiCorp’s rates are less than $6 million above the “Stretch Goal” and have not been shifted to other regulatory accounts. The 2006 Stretch Goal is $222.8 million.

Exhibit 16

Subsequent Stretch Goals shall equal the 2006 Stretch Goal multiplied by the ratio of the Global Insight’s Utility Cost Information Service (UCIS)-Administrative and General – Total Operations and Maintenance Index (INDEX CODE Series JEADGOM), for the test period divided by the 2006 index value. If another index is adopted in a future PacifiCorp case, that index will replace the aforementioned index and will be used on a prospective basis only. If this occurs, the Stretch Goal for future years will equal the Stretch Goal from the most recent full calendar year multiplied by the ratio of the new index for the test period divided by the new index value for that same most recent full calendar year.

O 13.

The premium paid by MEHC for PacifiCorp (Acquisition Premium) will be excluded from the utility accounts of PacifiCorp. Further, MEHC and PacifiCorp commit that they will not propose to recover the Acquisition Premium in Oregon retail rates, or include the Acquisition Premium in PacifiCorp’s results of operations, unless this commitment is modified by the Commission, pursuant to a filing under ORS 756.568, to allow for the recovery of the Acquisition Premium. MEHC and PacifiCorp will not request or support a motion to modify this commitment to allow recovery of the Acquisition Premium unless a party in a proceeding before the Commission proposes an adjustment to PacifiCorp’s revenue requirement that MEHC and PacifiCorp assert violates the regulatory theory of the matching principle. If PacifiCorp seeks recovery of the Acquisition Premium, then other Parties are free to oppose such recovery, including the validity of the matching principle.

O 14.a)

In the event of a ratings downgrade by two or more rating agencies of PacifiCorp’s senior long-term debt that occurs within 12 months after the Commission approves the Transaction or issues an order adopting acquisition commitments from other PacifiCorp states, whichever, comes later (the “Baseline Date”), and at least one such agency identifies issues related to MEHC’s acquisition of PacifiCorp as a cause of the ratings downgrade, the assumed yield for any incremental debt issued by PacifiCorp after the downgrade will be reduced by 10 basis points for each notch that PacifiCorp is downgraded below PacifiCorp’s rating on the Baseline Date. Such adjustment will continue until the debt is no longer outstanding. In the case where one rating agency issues a rating downgrade, but not two or more rating agencies, denoted as a split rating, the adjustment shall be 5 basis points for each notch. The adjustment imposed by this commitment will be eliminated for debt issuances following the ratings upgrade of PacifiCorp equal to the rating on the Baseline Date. This Commitment is in lieu of Commitment 37, and a state must choose between this Commitment O 14 and Commitment 37.

b)

In the event that debt issued by PacifiCorp within 12 months after the Baseline Date is recalled and refinanced, PacifiCorp agrees to hold customers harmless, for the term of the debt, as compared to the revenue requirements pursuant to subparagraph a) and its basis point reductions, of the originally financed debt.

Exhibit 17

O 15.a)

MEHC commits that immediately following the closing of the transaction, the acquiring company (PPW Holdings LLC) will have no debt in its capital structure. MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below the following percentages of its Total Capital as defined in Commitment 18b:

48.25% from the date of the close of the transaction through December 31, 2008;

47.25% from January 1, 2009 through December 31, 2009;

46.25% from January 1, 2010 through December 31, 2010;

45.25% from January 1, 2011 through December 31, 2011;

44.00% after December 31, 2011.

b)	MEHC and PacifiCorp commit that the consolidated capital structure of PPW Holdings LLC will not contain common equity capital below 35% of its Total Adjusted Capital as defined in Commitment 18c.
c)

MEHC will provide the Commission 30 days prior notice if PPW Holdings LLC intends to issue debt. MEHC and PacifiCorp acknowledge that if PPW Holdings LLC does issue debt, the Commission has the authority pursuant to a re-opener under ORS 756.568 limited to the consideration of additional ring-fencing provisions that may be appropriate.

O 16.

MEHC commits that no amendments, revisions or modifications will be made to the ring-fencing provisions of Commitment 11 b) without prior Commission approval pursuant to a limited re-opener under ORS 756.568 for the sole purpose of addressing the ring-fencing provisions.

O 17.

Within three months of closing of the transaction, MEHC commits to obtain a non-consolidation opinion that demonstrates that the ring fencing around PPW Holdings LLC is sufficient to prevent PPW Holdings LLC and PacifiCorp from being pulled into an MEHC bankruptcy. MEHC commits to promptly file such opinion with the Commission. If the ring-fencing provisions of this agreement are insufficient to obtain a non-consolidation opinion, MEHC agrees to promptly undertake the following actions:

a)	Notify the Commission of this inability to obtain a non-consolidation opinion.
b)	Propose and implement, upon Commission approval, such ring-fencing provisions that are sufficient to prevent PPW Holdings LLC from being pulled into an MEHC bankruptcy.
c)	Obtain a non-consolidation opinion.
O 18.

MEHC and PacifiCorp commit that PacifiCorp will not make any dividends to PPW Holdings LLC or MEHC if PacifiCorp’s unsecured debt rating is BBB- or lower by S & P or Fitch (or Baa3 or lower by Moody’s), as indicated by two of the three rating agencies.

Exhibit 18

O 19.

MEHC and PacifiCorp commit to support renewal of the 3% public purpose charge under ORS 757.612 beyond 2011, provided that the Commission supports the renewal, the report to the legislature required under ORS 757.617 concludes that the Energy Trust continues to operate in a reasonable manner, and the legislation renewing the 3% public purpose charge is not included in a bill that MEHC and PacifiCorp otherwise deem objectionable. Additionally, with respect to potential modifications to the 3% public purpose charge arising from the 2007 report to the legislature required under ORS 757.617, MEHC and PacifiCorp agree to oppose any modifications that reduce the public purpose charge to less than 3% annually. In addition, provided the report to the legislature concludes the Energy Trust has operated in a reasonable manner and the Commission renews its contract with the Energy Trust, MEHC and PacifiCorp will support the Energy Trust.

O 20.

MEHC and PacifiCorp acknowledge that the $10 million low-income bill payment assistance under ORS 757.612 does not expire in 2011. MEHC and PacifiCorp will oppose any reduction in the current amount of the fund.

O 21.

MEHC commits to provide shareholder funding to hire a consultant to study and design for possible implementation of an arrearage management project for low-income customers that could be made applicable to Oregon and other states that PacifiCorp serves. PacifiCorp will provide a resource for facilitation of a working group to oversee the project. The study shall commence no later than 180 days after close of the transaction and be completed, through the issuance of a formal report to the Commission, no later than 365 days after close of the transaction. MEHC recognizes that such a program may have to be tailored to best fit the unique low-income environment of each individual state. The project will be developed by PacifiCorp in conjunction with the relevant regulatory and governmental agencies, low-income advocates, and other interested parties in each state that is interested in participating. The goals for the project will include reducing service terminations, reducing referral of delinquent customers to third party collection agencies, reducing collection litigation and reducing arrearages and increasing voluntary customer payments of arrearages. The costs of this study will be at least $66,000 on a total company basis paid for by shareholders. If less than six states participate, the amount of the shareholder funds will be reduced proportionally.

O 22.

MEHC and PacifiCorp commit to a total contribution level for Oregon low-income bill payment assistance in the amount of $400,000 annually, for a five-year period beginning July 1, 2006. The contributions may be comprised of contributions from corporate, employee, other sources, and customer donations. The corporate contribution will be recorded in non-utility accounts. Before the end of the five-year period, MEHC and PacifiCorp commit to work with low-income advocates and customer groups to evaluate additional contributions.

Exhibit 19

O 23.

MEHC and PacifiCorp agree to include representatives of both Community Action Directors of Oregon and Oregon Energy Coordinators Association in the list of interested parties participating in the DSM study under Commitment 44.

O 24.

MEHC and PacifiCorp acknowledge current city franchise authority including but not limited to a city’s authority to control the use of its rights of way and collect charges for the use of the city’s rights of way, as set forth and authorized by applicable Oregon law. Before any efforts to seek a legislative or regulatory change, MEHC and PacifiCorp will enter into discussions with the League of Oregon Cities regarding said modifications.

O 25.

To the extent available, MEHC and PacifiCorp commit to have 400 MW of cost effective new renewable resources in PacifiCorp’s generation portfolio by December 31, 2007. The 400 MW will include Wolverine Creek (64.5 MW) and Cove Fort (42 MW). MEHC and PacifiCorp will analyze the projects consistent with applicable regulatory rules and orders in effect at the time and as informed by the IRP. Resource identification shall be performed using an RFP procedure. If PacifiCorp fails to meet this 400 MW target it will disclose to signatories (excluding any bidders and affiliates of bidders) the cost-effectiveness analysis it used when rejecting the lowest cost projects. PacifiCorp shall file a report, on the status of meeting this target, with the Commission no later than six months after close of the transaction. In evaluating acquisition of renewable energy, all other things being equal, MEHC and PacifiCorp will not prefer ownership of facilities.

O 26.a)

Concurrent with its next IRP filing, PacifiCorp commits to file a ten-year plan for achieving the 1400 MW renewables target, including specific milestones over the ten years when resources will be added. The filing will include a ten-year plan for installing transmission that will facilitate the delivery of renewable energy and the achievement of its 2015 goal of at least 1400 MW of cost-effective renewable energy. Within six (6) months after the close of the transaction, MEHC and PacifiCorp will file with the Commission a preliminary plan for achieving the 1400 MW renewable target.

b) PacifiCorp commits to address as part of its next IRP the appropriate role of incremental hydropower projects in meeting the 1400 MW renewables target.

O 27.

MEHC and PacifiCorp will support cost effective and safe community renewable energy projects in Oregon using PURPA contracts implemented under avoided cost tariffs approved by the Commission. If PURPA is no longer in effect in Oregon before an alternate market for community renewable energy is developed, PacifiCorp will work with Oregon stakeholders and the Commission to develop replacement procedures for new contracts. For the purpose of this Commitment, community renewable energy projects are defined as: Locally owned renewable

Exhibit 20

energy projects. normally 1-10 MW standard contract PURPA projects and industrial co-gen type projects above 10 MW that use negotiated PURPA contracts. Projects can be: 1. Private ownership (example - several farmers in a wind project); 2. Municipal ownership (irrigation district small-hydro or local school; wind turbine); or 3. Combined municipal/private ownership projects (local community partnered with landowners).

O 28.

To the extent consistent with the interests of PacifiCorp’s retail customers, MEHC and PacifiCorp will support through action and policy the emerging community renewable energy market in Oregon. PacifiCorp will also consult with community renewable energy representatives if PacifiCorp is contemplating changes to system operations that would adversely affect community renewable energy projects.

O 29.

MEHC and PacifiCorp agree that once a FERC license is issued and (a) PacifiCorp either (i) affirmatively accepts the license, or (ii) is deemed to have accepted the license pursuant to the terms of the license and FERC rules and procedures, and (b) the license’s conditions are not subject to further appeals, PacifiCorp shall have the ability to fund implementation of all final license conditions. This provision is generally applicable, but also specifically applies to the following PacifiCorp hydropower projects: Klamath, Lewis River, and Prospect.

O 30.

MEHC and PacifiCorp renew PacifiCorp’s commitment to implement the Condit (FERC No. 2342, settlement signed Sept. 22, 1999, amended Feb. 28th, 2005), Lewis (FERC Nos. 935, 2071, 2111, 2213, settlement signed November 30, 2004) and Powerdale (FERC No. 2659, settlement signed June 26, 2003), settlement agreements. As circumstances evolve, PacifiCorp will continue to approach the agreements in a spirit of cooperation with other stakeholders and to attempt through constructive dialog with the parties to find ways to accomplish the goals identified in the agreements. MEHC and PacifiCorp agree to make reasonable attempts to accomplish the objectives of those agreements even in the face of changing circumstances, to the extent it is consistent with customer interests.

O 31.

MEHC and PacifiCorp commit to form an IGCC Working Group, sponsored by PacifiCorp to discuss various policy and technology issues associated with IGCC, carbon capture, and sequestration. Working Group members would include representatives from major stakeholder and regulatory groups, PacifiCorp and MEHC officials, and others as appropriate. The Working Group will include Oregon stakeholders as well. Some issues and challenges to development that would be considered by the Working Group would include:

•	the status of development of carbon sequestration policy and methods, including requirements for monitoring and verifying sequestration options;
•	information sharing, so that, to the extent possible, all parties develop a shared understanding of expected IGCC technology benefits, expected capital and O&M costs, and potential risks;

Exhibit 21

•	information sharing to understand such terms and associated requirements with concepts such as “carbon capture ready” and “permanent sequestration”;
•	issues related to technology of and permitting for IGCC air emissions, waste disposal, water use and site usage;
•	commercial terms and conditions associated with IGCC plant development, construction, and maintenance; and
•	implications of Utah SB 26 on development of IGCC plants given the implications of long development lead times, development costs, project risk, and cost uncertainty.
•

the allocation of risk between shareholders and ratepayers of additional carbon dioxide emissions in the event PacifiCorp proceeds with a coal unit that is not able to capture and store carbon emissions.

The IGCC Working Group would meet periodically to discuss the above issues and identify possible solutions, and to stay abreast of the evolving technology and commercial environment.

O 32.	MEHC and PacifiCorp commit to the following:
a)

MEHC and PacifiCorp commit to study the economics and viability of an IGCC option and will present the results of this study as a resource alternative to inform the resource selection and RFP process under consideration in Docket 05-035-47. PacifiCorp will also file the results of this study and the draft RFP with the OPUC for review and public comment. PacifiCorp will suggest procedural schedules that will facilitate this commitment. As soon as practical, but not later than three months after the closing of the transaction, PacifiCorp will provide to the parties estimated cost and timeline ranges for completion of an IGCC project, as well as potential resource alternatives if an IGCC design is not reasonably achievable in time to economically meet the resource need presently identified in 2012 from a customer and shareholder perspective.

b)

PacifiCorp will perform initial conceptual and siting studies, general feasibility studies, and, where appropriate, other more detailed studies and engineering work, for an IGCC plant for the 2014 resource need identified in the October 2005 IRP Update. The studies will include an evaluation of the expected cost and performance impacts of constructing a plant to be carbon capture ready. These studies will be performed in parallel with similar studies to evaluate other generation technologies. Such studies will be completed within the next IRP cycle.

c)

PacifiCorp will include a utility self-build option of an IGCC unit in any RFPs for the 2014 and later non-renewable resource needs, whether or not the IGCC option is found to be PacifiCorp’s preferred cost-based alternative, and present PacifiCorp’s evaluation of the IGCC option against another self-build alternative(s) as part of the Utah SB 26 process. This will include an evaluation of the cost and performance impacts of the IGCC resource being constructed to be carbon capture ready.

Exhibit 22

O 33.	Prior to January 1, 2016, MEHC and PacifiCorp will not support Oregon legislation to eliminate or impair retail access as defined by SB 1149 and relevant Commission rules.
O 34.

MEHC and PacifiCorp acknowledge that the Commitments are being made by MEHC and PacifiCorp and are binding only upon them (and their affiliates where noted). MEHC and PacifiCorp are not requesting in this proceeding a determination of the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions referenced in the Commitments, and the Parties in appropriate proceedings may take such positions regarding the prudence, just and reasonable character, rate or ratemaking treatment, or public interest of the investments, expenditures or actions as they deem appropriate.

Exhibit 23